Manulife

First Quarter

Report to Shareholders

Three months ended

March 31, 2020

Manulife Financial Corporation

Manulife reports 1Q20 net income of $1.3 billion and core earnings of $1.0 billion, a strong capital position with a LICAT ratio of 155%, and net inflows of $3.2 billion in Global Wealth and Asset Management
Today, Manulife announced its 1Q20 results. Key highlights include:
◾	Net income attributed to shareholders of $1.3 billion in 1Q20, down $0.9 billion from 1Q19
◾	Core earnings[1] of $1.0 billion in 1Q20, down 34%[2] from 1Q19
◾	Strong LICAT ratio[3] of 155%
◾	Core ROE[1] of 8.2% and ROE of 10.4% in 1Q20
◾	NBV[1] of $0.5 billion in 1Q20, down 11% from 1Q19
◾	APE sales[1] of $1.6 billion in 1Q20, down 9% from 1Q19
◾	WAM net inflows[1] of $3.2 billion in 1Q20 compared with net outflows of $1.3 billion in 1Q19
◾	Leverage ratio of 23% on March 31, 2020, down 2.1 percentage points from December 31, 2019

“As the world battles against COVID-19, the safety and well-being of our employees and customers is a top priority, and we salute the tireless and selfless efforts of those who are helping others during this challenging time, including frontline healthcare workers. We are contributing $25 million to focus on several critical fronts, including relief for our customers, support for our employees, and aid for our communities. We are also supporting the efforts of our employees by matching their donations,” said Manulife President & Chief Executive Officer Roy Gori.
“I am very proud of how our teams have risen to the challenge to be there for our customers when they need us most. To support business continuity, we adapted quickly by accelerating the rollout of digital tools and platforms, enabling us to continue to service existing customers and generate new business from the fulfillment of customers’ insurance and wealth management needs across all our markets globally.
“The COVID-19 pandemic continues to disrupt economies and capital markets worldwide, and our operating conditions during the first quarter were understandably affected. Considering these challenging conditions, we delivered solid results, demonstrating the diversity and resilience of our businesses. In recent years, we’ve taken significant actions to strengthen our capital ratios, reduce our leverage, reduce risk in our legacy businesses, and tightly manage our expense base. As a result, I’m confident that Manulife is well positioned to navigate this crisis and achieve ongoing success in the long-term,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “Our business results were solid in the first quarter. Global Wealth and Asset Management generated net inflows of $3.2 billion with positive contributions from all business lines. Our insurance new business generation remained robust with meaningful growth in new business value in both Hong Kong and Asia Other markets.”
“Our balance sheet has shown resilience in challenging market conditions with our LICAT capital ratio strengthening further to 155% and our leverage ratio declining to 23% as of the end of the first quarter. This combination provides financial flexibility and puts us in a position of strength during challenging macroeconomic times,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
We made further progress on portfolio optimization in 1Q20, through a variety of initiatives in the U.S. We experienced continued success from our Annuity Guaranteed Minimum Withdrawal Benefit offer program, recognized impacts from the sale of alternative long-duration assets (“ALDA”) enabled by the reinsurance of individual and group payout annuity policies, and expanded reinsurance coverage of certain universal life no lapse guarantee products. In total, these initiatives generated additional capital benefits of $265 million during the quarter.

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales and net flows are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our First Quarter 2020 Management’s Discussion and Analysis (“1Q20 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 1Q20 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
Manulife Financial Corporation – First Quarter 2020

In 1Q20, we continued to leverage and enhance our digital capabilities, while extending support to our customers during the COVID-19 pandemic. Strategic investment in our technology infrastructure in recent years led to a smooth transition for over 95% of employees working from home.  In Asia, we accelerated our digital capabilities and supported our customers by extending the use of non face-to-face sales methods across most of our businesses. Additionally, we have provided limited additional benefit coverage and extended premium payment grace periods. In Canada, we provided a temporary extension of emergency out-of-country coverage for our group and individual customers who experienced travel delays and introduced flexible financial solutions to support our banking clients. In the U.S., we have extended the grace period for our life insurance policyholders to make premium payments and increased the payout limits permitted via phone for our annuity and life customers. In addition, in our Global Wealth and Asset Management business in Canada, we launched an online cash withdrawal feature, allowing members to have a safe and reliable way to directly access their retirement plans and in the U.S., we have temporarily waived the fee for 401k hardship withdrawals.
FINANCIAL HIGHLIGHTS:
	Quarterly Results
($ millions, unless otherwise stated)	1Q20	1Q19
Profitability:
Net income attributed to shareholders	$1,296	$2,176
Core earnings(1)	$1,028	$1,548
Diluted earnings per common share ($)	$0.64	$1.08
Diluted core earnings per common share ($)(1)	$0.51	$0.76
Return on common shareholders’ equity (“ROE”)	10.4%	20.1%
Core ROE(1)	8.2%	14.2%
Expense efficiency ratio(1)	60.0%	49.9%
Performance:
Asia new business value	$356	$411
Canada new business value	$77	$62
U.S. new business value	$36	$46
Total new business value(1)	$469	$519
Asia APE sales	$1,084	$1,336
Canada APE sales	$376	$261
U.S. APE sales	$141	$143
Total APE sales(1)	$1,601	$1,740
Wealth and asset management net flows ($ billions)(1)	$3.2	$(1.3)
Wealth and asset management gross flows ($ billions)(1)	$38.2	$27.9
Wealth and asset management assets under management and administration ($ billions)(1)	$636.2	$648.1
Financial Strength:
MLI’s LICAT ratio	155%	144%
Financial leverage ratio	23.0%	27.0%
Book value per common share ($)	$26.53	$22.34
Book value per common share excluding AOCI ($)	$20.29	$19.06
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 1Q20 MD&A for additional information.
PROFITABILITY:
Reported net income attributed to shareholders of $1.3 billion in 1Q20, down $0.9 billion from 1Q19
The decrease compared with 1Q19 was driven by a decline in core earnings of $0.5 billion and charges from investment-related experience and the direct impact of equity markets and variable annuity guarantee liabilities (compared to gains in the prior year), partially offset by gains from the direct impact of interest rates driven by widening corporate spreads (compared to losses in the prior year). Investment-related experience in 1Q20 reflected lower-than-expected returns (including fair value changes) on ALDA driven primarily by the impact of a sharp decline in oil prices, partially offset by the favourable impact of fixed income reinvestment activities.

Manulife Financial Corporation – First Quarter 2020

Achieved core earnings of $1.0 billion in 1Q20, a decrease of 34% compared with 1Q19
The decrease in core earnings in 1Q20 compared with 1Q19 was driven by the unfavourable impact of markets on seed money investments in new segregated funds and mutual funds, the absence of core investment gains1 in the quarter, lower new business volumes in Japan and unfavourable 1Q20 policyholder experience in North America, including unfavourable travel claims related to COVID-19. These items were partially offset by the impact of in-force business growth in Asia and higher fee income from higher average assets under management and administration levels in our Global Wealth and Asset Management business.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $469 million in 1Q20, a decrease of 11% compared with 1Q19
In Asia, NBV decreased 14% to $356 million as growth in Hong Kong and Asia Other2 was more than offset by a decline in Japan. In Canada, NBV of $77 million was up 24% from 1Q19, driven by higher sales across all business lines. In the U.S., NBV of $36 million was down 23% from 1Q19, primarily due to the impact of lower sales volumes and a less favourable business mix.
Annualized premium equivalent (“APE”) sales of $1.6 billion in 1Q20, a decrease of 9% compared with 1Q19
In Asia, APE sales decreased 20% as growth in Hong Kong and Asia Other was more than offset by the impact of tax changes on corporate-owned life insurance product sales in Japan in the prior year. Hong Kong APE sales increased 21% driven by the continued success of our Voluntary Health Insurance Scheme and Qualifying Deferred Annuity products from our active agency force that grew by 18% from 1Q19. Asia Other APE sales increased 5% as strong sales in agency, were partially offset by lower sales in bancassurance. In Canada, APE sales increased 44% driven by higher large-case group insurance sales, growth across our individual insurance business, including a large sale in our affinity markets business, and higher sales of our lower risk segregated funds. In the U.S., APE sales declined 3% compared to the prior year quarter, as lower variable universal life and domestic protection universal life sales following regulatory changes in the fourth quarter of 2019 more than offset higher term life and international sales.
Reported Global Wealth and Asset Management net inflows of $3.2 billion in 1Q20, compared with net outflows of $1.3 billion in 1Q19
Net inflows in Asia were $0.6 billion in 1Q20, in line with 1Q19, as higher net inflows in retirement were offset by higher redemptions, mainly in institutional asset management. Net inflows in Canada were $2.8 billion in 1Q20 compared with net inflows of $2.1 billion in 1Q19, driven by higher gross flows1 into institutional asset management equity mandates. This was partially offset by lower net inflows in retirement from lower new plan sales and higher redemptions, and in retail, from higher redemptions amid equity market declines in March partially offset by higher gross flows. Net outflows in the U.S. were $0.2 billion in 1Q20 compared with net outflows of $4.0 billion in 1Q19. The improvement was driven by higher retail gross flows, primarily from strong institutional model allocations and intermediary sales, as well as the sale of a large-case retirement plan of $2.6 billion. This was partially offset by the redemption of several retirement plans and retail redemptions amid equity market declines in March.

1    This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 1Q20 MD&A for additional information.
2    Asia Other excludes Japan and Hong Kong.

Manulife Financial Corporation – First Quarter 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of May 6, 2020, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2020 and the MD&A and audited Consolidated Financial Statements contained in our 2019 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our 2019 Annual Information Form, “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2019 Annual Report and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated.
Contents

A. TOTAL COMPANY PERFORMANCE
1. Profitability
2. Business Performance
3. Financial strength
4. Revenue
5. Assets under management and administration
6. Impact of fair value accounting
7. Impact of foreign currency exchange rates
8. Business highlights
B. PERFORMANCE BY SEGMENT
1. Asia
2. Canada
3. U.S.
4. Global Wealth and Asset Management
5. Corporate and Other

C. RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Variable annuity and segregated fund guarantees
2. Caution related to sensitivities
3. Publicly traded equity performance risk
4. Interest rate and spread risk sensitivities and exposure measures
5. Alternative long-duration asset performance risk
6. Credit risk exposure measures
7. Risk factors - Pandemic risk and potential implications of COVID-19
8. Risk Factors - Global outlook and economic uncertainties
D. CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
1. Critical actuarial and accounting policies
2. Sensitivity of policy liabilities to asset related assumptions
3. Accounting and reporting changes
E. OTHER
1. Outstanding shares - selected information
2. Legal and regulatory proceedings
3. Performance and non-GAAP measures
4. Caution regarding forward-looking statements
5. Quarterly financial information
6. Other

Manulife Financial Corporation – First Quarter 2020

A TOTAL COMPANY PERFORMANCE
A1 Profitability
	Quarterly Results
($ millions, unless otherwise stated)	1Q20	4Q19	1Q19
Net income attributed to shareholders	$1,296	$1,228	$2,176
Core earnings(1)	$1,028	$1,477	$1,548
Diluted earnings per common share ($)	$0.64	$0.61	$1.08
Diluted core earnings per common share ($)(1)	$0.51	$0.73	$0.76
Return on common shareholders’ equity (“ROE”)	10.4%	10.3%	20.1%
Core ROE(1)	8.2%	12.5%	14.2%
Expense efficiency ratio(1)	60.0%	54.2%	49.9%

(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Quarterly profitability
Manulife’s net income attributed to shareholders was $1,296 million in the first quarter of 2020 (“1Q20”) compared with $2,176 million in the first quarter of 2019 (“1Q19”). Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,028 million in 1Q20 compared with $1,548 million in 1Q19, and items excluded from core earnings, which amounted to a net gain of $268 million in 1Q20 compared with a net gain of $628 million in 1Q19. The effective tax rate on net income attributed to shareholders was 31% compared with 13% in 1Q19, reflecting differences in the jurisdictional mix of pre-tax profits and losses in these periods.
The decrease of $0.9 billion in net income attributed to shareholders compared with 1Q19 was driven by a decline in core earnings of $0.5 billion and charges from investment-related experience and the direct impact of equity markets and variable annuity guarantee liabilities (compared to gains in the prior year), partially offset by gains from the direct impact of interest rates driven by widening corporate spreads (compared to losses in the prior year). Investment-related experience in 1Q20 reflected lower-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) driven primarily by the impact of a sharp decline in oil prices, partially offset by the favourable impact of fixed income reinvestment activities.
Core earnings decreased $0.5 billion or 34% on a constant exchange rate basis compared with 1Q19.2 The decrease in core earnings was driven by the unfavourable impact of markets on seed money investments in new segregated funds and mutual funds, the absence of core investment gains1 in the quarter, lower new business volumes in Japan and unfavourable 1Q20 policyholder experience in North America, including unfavourable travel claims related to COVID-19. These items were partially offset by the impact of in-force business growth in Asia and higher fee income from higher average assets under management and administration1 levels in our Global Wealth and Asset Management (“Global WAM”) business. Core earnings in 1Q20 included net policyholder experience losses of $42 million post-tax ($69 million pre-tax) compared with gains of $20 million post-tax ($19 million pre-tax) in 1Q19.3 Reinsurance and ALDA portfolio mix actions to improve the capital efficiency of our legacy businesses resulted in $14 million lower core earnings in 1Q20 compared with 1Q19.
Core earnings by segment and the items excluded from core earnings are outlined in the tables below.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

[2]
Percentage growth / declines in core earnings, APE sales, gross flows, net flows, NBV, assets under management and administration, assets under management and core EBITDA are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See “Performance and non-GAAP measures” below.

[3]
Policyholder experience includes gains of $17 million post-tax from the release of margins on medical policies in Hong Kong that have lapsed for customers who have opted to change their existing policies to the new Voluntary Health Insurance Scheme (“VHIS”) products. These gains did not have a material impact on core earnings as they were mostly offset by new business strain.

Manulife Financial Corporation – First Quarter 2020

Core earnings by segment and components of items excluded from core earnings
Core Earnings by Segment(1)	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	1Q19
Asia	$491	$494	$520
Canada	237	288	283
U.S.	416	489	475
Global Wealth and Asset Management	250	265	233
Corporate and Other (excluding core investment gains)	(366)	(159)	(63)
Core investment gains(1),(2)	-	100	100
Total core earnings	$1,028	$1,477	$1,548

(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
(2)
As outlined in our definition of core earnings in section E3: Up to $400 million of net favourable investment-related experience will be reported in core earnings in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle.

Items excluded from core earnings	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	1Q19
Investment-related experience outside of core earnings(1)	$(608)	$182	$327
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2)	792	(389)	249
Direct impact of equity markets and variable annuity guarantee liabilities	(1,309)	125	367
Fixed income reinvestment rates assumed in the valuation of policy liabilities	1,684	(583)	(160)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	417	69	42
Reinsurance transactions(3)	12	(34)	52
Tax related items and other(4)	72	(8)	-
Items excluded from core earnings	$268	$(249)	$628
(1)
Total investment-related experience in 1Q20 was a net charge of $608 million, compared with a net gain of $427 million in 1Q19, and in accordance with our definition of core earnings, we included no investment-related experience gains in core earnings and a $608 million charge in items excluded from core earnings in 1Q20 (gains of $100 million and $327 million, respectively, in 1Q19). Investment-related experience charges in 1Q20 reflected lower-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) primarily driven by fair value losses related to oil and gas, private equity investments and credit downgrades partially offset by the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities. Investment-related experience gains in 1Q19 reflected higher-than-expected returns (including fair value changes) on ALDA and strong credit experience.

(2)
The direct impact of markets was a net gain of $792 million in 1Q20 driven by gains related to fixed income reinvestment rates as well as gains on the sale of available-for-sale (“AFS”) bonds, partially offset by the unfavourable impact of equity markets. The gains for fixed income reinvestment rates reflected the widening of corporate spreads, primarily in the U.S., which were partially offset by the reduction in risk free rates. Charges from the direct impact of equity markets reflected significant declines of global equity markets in 1Q20. The direct impact of markets was a net gain of $249 million in 1Q19 reflecting the favourable impact of the recovery in global equity markets partially offset by the unfavourable impact of interest rates in the quarter, primarily from the narrowing corporate spreads.

(3)	Reinsurance transactions in Asia contributed gains of $12 million in 1Q20. In 1Q19 reinsurance transactions in legacy businesses in Canada and the U.S. contributed a gain of $52 million.
(4)	In 1Q20, we reported tax benefits from the U.S. CARES Act, as a result of carrying back net operating losses to prior years, which had higher tax rates.

Manulife Financial Corporation – First Quarter 2020

A2 Business Performance(1)
	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	1Q19
Asia APE sales	$1,084	$975	$1,336
Canada APE sales	$376	$271	$261
U.S. APE sales	$141	$249	$143
Total APE sales	$1,601	$1,495	$1,740
Asia new business value	$356	$390	$411
Canada new business value	$77	$59	$62
U.S. new business value	$36	$77	$46
Total new business value	$469	$526	$519
Wealth and asset management net flows ($ billions)	$3.2	$4.9	$(1.3)
Wealth and asset management gross flows ($ billions)	$38.2	$32.9	$27.9
Wealth and asset management assets under management and administration ($ billions)	$636.2	$681.4	$648.1
(1)	These items are non-GAAP measures. See “Performance and non-GAAP measures” below.
Annualized premium equivalent (“APE”) sales1 were $1.6 billion in 1Q20, a decrease of 9% compared with 1Q19. In Asia, APE sales decreased 20% compared with 1Q19 as growth in Hong Kong and Asia Other2 was more than offset by the impact of tax changes on corporate-owned life insurance (“COLI”) product sales in Japan in the prior year. Hong Kong APE sales increased 21% compared with 1Q19 driven by the continued success of our Voluntary Health Insurance Scheme (“VHIS”) and Qualifying Deferred Annuity products from our active agency force that grew by 18% from 1Q19. Asia Other APE sales increased 5% compared with 1Q19 as strong sales in agency, were partially offset by lower sales in bancassurance. In Canada, APE sales increased 44% compared with 1Q19 driven by higher large-case group insurance sales, growth across our individual insurance business, including a large sale in our affinity markets business, and higher sales of our lower risk segregated funds. In the U.S., APE sales declined 3% compared with 1Q19, as lower variable universal life and domestic protection universal life sales following regulatory changes in the fourth quarter of 2019 more than offset higher term life and international sales.
New business value (“NBV”)1 was $469 million in 1Q20, a decrease of 11% compared with 1Q19. In Asia, NBV decreased 14% to $356 million compared with 1Q19 as growth in Hong Kong and Asia Other was more than offset by a decline in Japan. In Canada, NBV of $77 million was up 24% from 1Q19, driven by higher sales across all business lines. In the U.S., NBV of $36 million was down 23% from 1Q19, primarily due to the impact of lower sales volumes and a less favourable business mix.
Wealth and asset management (“WAM”) reported net inflows1 of $3.2 billion in 1Q20 compared with net outflows of $1.3 billion in 1Q19. Net inflows in Asia were $0.6 billion in 1Q20, in line with 1Q19, as higher net inflows in retirement were offset by higher redemptions, mainly in institutional asset management. Net inflows in Canada were $2.8 billion in 1Q20 compared with net inflows of $2.1 billion in 1Q19, driven by higher gross flows1 into institutional asset management equity mandates. This was partially offset by lower net inflows in retirement, from lower new plan sales and higher redemptions, and in retail, from higher redemptions amid equity market declines in March partially offset by higher gross flows. Net outflows in the U.S. were $0.2 billion in 1Q20 compared with net outflows of $4.0 billion in 1Q19. The improvement was driven by higher retail gross flows, primarily from strong institutional model allocations and intermediary sales, as well as the sale of a large-case retirement plan of $2.6 billion. This was partially offset by the redemption of several retirement plans and retail redemptions amid equity market declines in March.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
[2]	Asia Other excludes Japan and Hong Kong.
Manulife Financial Corporation – First Quarter 2020

A3 Financial strength
	Quarterly Results
(unaudited)	1Q20	4Q19	1Q19
MLI’s LICAT ratio	155%	140%	144%
Financial leverage ratio	23.0%	25.1%	27.0%
Total consolidated capital ($ billions)(1)	$63.2	$57.4	$57.3
Book value per common share ($)	$26.53	$23.25	$22.34
Book value per common share excluding AOCI ($)	$20.29	$19.94	$19.06
(1)  This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2020 was 155%, compared with 140% as at December 31, 2019. The 15 percentage point increase was primarily driven by the positive impact from the widening of corporate spreads, and lower risk-free rates.
MFC’s LICAT ratio was 146% as at March 31, 2020, compared with 129% as at December 31, 2019. The difference between the MLI and MFC ratios as at March 31, 2020 was largely due to the $5.0 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed to MLI, it qualifies as regulatory capital at the MLI level.
MFC’s financial leverage ratio as at March 31, 2020 was 23.0%, a decrease of 2.1 percentage points from 25.1% as at December 31, 2019. The decrease in the quarter was driven by the redemption of $500 million subordinated debt, growth in retained earnings, the impact of lower interest rates which increased values of available-for-sale (“AFS”) debt securities, and the favourable impact from a weaker Canadian dollar, partially offset by share buybacks.
MFC’s total consolidated capital1 was $63.2 billion as at March 31, 2020 compared with $57.4 billion as at December 31, 2019, an increase of $5.8 billion. The increase was primarily driven by the impact of a weaker Canadian dollar, the impact of lower interest rates which increased values of AFS debt securities and higher retained earnings, partially offset by the above-noted redemption of subordinated debt and share buybacks.
Book value per common share as at March 31, 2020 was $26.53, an increase of 14% compared with $23.25 as at December 31, 2019. Book value per common share excluding accumulated other comprehensive income (“AOCI”) was $20.29 as at March 31, 2020, an increase of 2% compared with $19.94 as at December 31, 2019. Common shareholders’ equity increased for similar reasons as outlined above. The number of common shares outstanding was 1,939 million as at March 31, 2020 and was 1,949 million as at December 31, 2019.
A4 Revenue
	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	1Q19
Gross premiums	$10,725	$10,535	$10,187
Premiums ceded to reinsurers	(1,370)	(1,297)	(1,873)
Net premium income	9,355	9,238	8,314
Investment income	3,284	4,004	3,747
Other revenue	2,980	2,433	2,562
Revenue before realized and unrealized investment gains and losses	15,619	15,675	14,623
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program	4,558	(4,503)	8,926
Total revenue	$20,177	$11,172	$23,549
Total revenue in 1Q20 was $20.2 billion compared with $23.5 billion in 1Q19. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized investment gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedge program, a component of revenue (see “Impact of fair value accounting” below). Accordingly, we discuss specific drivers of revenue in each segment before realized and unrealized investment gains and losses in section B “Performance by Segment” below.
1Q20 revenue before realized and unrealized investment gains and losses of $15.6 billion increased $1.0 billion compared with 1Q19 primarily due to the non-recurrence of a one-time ceded premium from the reinsurance of our legacy U.S. individual

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation – First Quarter 2020

payout annuities business in 1Q19, business growth in Asia and the impact of changes in foreign currency exchange rates, partially offset by lower investment income.
Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a net gain of $4.6 billion in 1Q20 compared with a gain of $8.9 billion in 1Q19. The 1Q20 gain was primarily due to the impact of interest rate declines in the U.S., partially offset by fair value losses on bonds, which were mostly in the energy sector. The impact of sharp declines in equity markets in 1Q20 on our equity holdings was more than offset by gains from derivatives hedging of our equity exposure. The 1Q19 gain was primarily due to an overall decrease in interest rates and rising equity markets.
See “Impact of fair value accounting” below.
A5	Assets under management and administration (“AUMA”)[1]
AUMA as at March 31, 2020 was $1.2 trillion, a decrease of 8% compared with December 31, 2019. The primary driver of the decrease was the unfavourable impact of markets.
A6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The difference between the reported amounts of our assets and liabilities determined as of the balance sheet date and the immediately preceding balance sheet date in accordance with the applicable fair value accounting principles is reported as investment-related experience and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see “Profitability” section above for discussion of 1Q20 experience).
Net realized and unrealized investment gains on assets supporting insurance and investment contract liabilities and on the macro hedge program were $4.6 billion for 1Q20 (1Q19 – gains of $8.9 billion). See “Revenue” section above for discussion of results.
As outlined in “Critical Actuarial and Accounting Policies” in the MD&A in our 2019 Annual Report, net insurance contract liabilities, under IFRS 4, are determined using Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries (“CIA”). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss). See description of investment-related experience in “Performance and non-GAAP measures” below.
As noted in “Critical Actuarial and Accounting Policies – Future Accounting and Reporting Changes” in the MD&A in our 2019 Annual Report, IFRS 17 is expected to replace IFRS 4 and therefore CALM. In March 2020, the IASB has decided to defer the effective date of the IFRS 17 implementation to January 1, 2023. The new standard will materially change insurance contract measurement and the timing of recognition of earnings. The measurement of the discount rate used to estimate the present value of insurance contract liabilities and the reporting of new business gains are among the more significant changes. We reported $150 million (post-tax) of new business gains in net income attributed to shareholders in 1Q20 (1Q19 - $225 million). Under IFRS 17, new business gains are recorded on the balance sheet (in the contractual service margin component of the insurance contract liability) and are amortized into income as services are provided.
A7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates increased core earnings by $12 million in 1Q20 compared with 1Q19 primarily due to a weaker Canadian dollar compared with the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
A8	Business highlights
We made further progress on portfolio optimization in 1Q20, through a variety of initiatives in the U.S. We experienced continued success from our Annuity Guaranteed Minimum Withdrawal Benefit offer program, recognized impacts from the sale of ALDA enabled by the reinsurance of individual and group payout annuity policies, and expanded reinsurance coverage of certain universal life no lapse guarantee products. In total, these initiatives generated additional capital benefits of $265 million during the quarter.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation – First Quarter 2020

In 1Q20, we continued to leverage and enhance our digital capabilities, while extending support to our customers during the COVID-19 pandemic. Strategic investment in our technology infrastructure in recent years led to a smooth transition for over 95% of employees working from home. In Asia, we accelerated our digital capabilities and supported our customers by extending the use of non face-to-face sales methods across most of our businesses. Additionally, we have provided limited additional benefit coverage and extended premium payment grace periods. In Canada, we provided a temporary extension of emergency out-of-country coverage for our group and individual customers who experienced travel delays and introduced flexible financial solutions to support our banking clients. In the U.S., we have extended the grace period for our life insurance policyholders to make premium payments and increased the payout limits permitted via phone for our annuity and life customers. In addition, in our Global Wealth and Asset Management business in Canada, we launched an online cash withdrawal feature, allowing members to have a safe and reliable way to directly access their retirement plans and in the U.S., we have temporarily waived the fee for 401k hardship withdrawals.
B PERFORMANCE BY SEGMENT
B1	Asia
($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q20	4Q19	1Q19
Net income attributed to shareholders(1)	$95	$636	$695
Core earnings(1)	491	494	520
Annualized premium equivalent sales	1,084	975	1,336
New business value	356	390	411
Revenue	4,477	6,121	8,751
Revenue before realized and unrealized investment gains and losses(2)	6,839	5,830	6,061
Assets under management ($ billions)	128.6	121.4	111.0
U.S. dollars
Net income attributed to shareholders(1)	US$ 71	US$ 481	US$ 522
Core earnings(1)	365	374	391
Annualized premium equivalent sales	806	738	1,005
New business value	265	295	309
Revenue	3,329	4,635	6,584
Revenue before realized and unrealized investment gains and losses(2)	5,086	4,415	4,560
Assets under management ($ billions)	90.6	93.4	83.0
(1)	See “Performance and non-GAAP measures” for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	See section A6 “Impact of fair value accounting”.
Asia’s net income attributed to shareholders was $95 million in 1Q20 compared with $695 million in 1Q19. Net income attributed to shareholders is comprised of core earnings, which was $491 million in 1Q20 compared with $520 million in 1Q19, and items excluded from core earnings, which amounted to a net charge of $396 million in 1Q20 compared with a net gain of $175 million in 1Q19. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $5 million favourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$71 million in 1Q20 compared with US$522 million in 1Q19 and core earnings were US$365 million in 1Q20 compared with US$391 million in 1Q19. Items excluded from core earnings were a net charge of US$294 million in 1Q20 compared with a net gain of US$131 million in 1Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings in 1Q20 decreased 7% compared with 1Q19 driven by lower new business volumes in Japan, partially offset by in-force business growth across Asia, and improved policyholder experience in Hong Kong (excluding VHIS). Sales in 1Q20 of VHIS products launched in 2019 did not have a material current period impact on core earnings as experience gains from the release of margins for customers who opted to change their existing medical coverage to the new VHIS product were mostly offset by new business strain.
APE sales in 1Q20 were US$806 million, a decrease of 20% compared with 1Q19 as growth in Hong Kong and Asia Other was more than offset by the impact of tax changes on COLI product sales in Japan in the prior year. NBV in 1Q20 was US$265 million, a 14% decrease compared with 1Q19. Growth in Hong Kong and Asia Other was more than offset by a decline in

Manulife Financial Corporation – First Quarter 2020

Japan. New business value margin (“NBV margin”)1 was 37.2% in 1Q20 compared with 33.6% in 1Q19.
•
Japan APE sales in 1Q20 were US$164 million, a decrease of 60% compared with 1Q19 driven by a combination of accelerated COLI sales in 1Q19 in anticipation of a change in tax regulations and the impact of those tax changes on COLI sales in 1Q20. Japan NBV in 1Q20 of US$43 million decreased 63% compared with 1Q19 and Japan NBV margin was 26.1% in 1Q20, a decrease of 2.1 percentage points compared with 1Q19.

•
Hong Kong APE sales in 1Q20 were US$199 million, a 21% increase compared with 1Q19. The increase in APE sales was driven by the continued success of our VHIS and Qualifying Deferred Annuity products sold by our growing agency force. Hong Kong NBV in 1Q20 of US$122 million increased 25% compared with 1Q19. Hong Kong NBV margin was 61.4% in 1Q20, an increase of 1.9 percentage points compared with 1Q19.

•
Asia Other APE sales in 1Q20 were US$443 million, a 5% increase compared with 1Q19. Strong sales in agency were partially offset by lower sales in bancassurance. Asia Other NBV in 1Q20 of US$100 million increased 6% compared with 1Q19. Asia Other NBV margin was 28.7% in 1Q20, an increase of 1.1 percentage points compared with 1Q19.

Revenue was US$3.3 billion in 1Q20 compared with US$6.6 billion in 1Q19. Revenue before realized and unrealized investment gains and losses was US$5.1 billion in 1Q20, an increase of US$0.5 billion compared with 1Q19, driven by recurring premium growth from in-force business, partially offset by lower new business volumes in Japan.
Assets under management1 were US$90.6 billion as at March 31, 2020, a decrease of US$2.8 billion or 2% compared with December 31, 2019, due to the unfavourable impact of markets during 1Q20.
Business highlights - We extended our strategic bancassurance arrangement with PT Bank Danamon Indonesia Tbk in the quarter. The new agreement extends the term covered in the original agreement to 2036. We also accelerated our digital capabilities and extended our non face-to-face sales methods across most of our businesses to further support our customers during the COVID-19 pandemic. Additionally, we have provided limited additional benefit coverages and extended premium payment grace periods.
B2 Canada
	Quarterly Results
($ millions, unless otherwise stated)	1Q20	4Q19	1Q19
Net income (loss) attributed to shareholders(1)	$(866)	$226	$751
Core earnings(1)	237	288	283
Annualized premium equivalent sales	376	271	261
Manulife Bank average net lending assets ($ billions)	22.3	22.1	21.7
Revenue	3,385	2,243	7,090
Revenue before realized and unrealized investment income gains and losses(2)	3,075	3,835	3,766
Assets under management ($ billions)	146.6	151.3	146.6
(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	See section A6 “Impact of fair value accounting”.
Canada’s 1Q20 net loss attributed to shareholders was $866 million compared with net income attributed to shareholders of $751 million in 1Q19. Net income attributed to shareholders is comprised of core earnings, which were $237 million in 1Q20 compared with $283 million in 1Q19, and items excluded from core earnings, which amounted to a net charge of $1,103 million in 1Q20 compared with a net gain of $468 million in 1Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings decreased $46 million or 16% compared with 1Q19, primarily reflecting unfavourable travel claims experience related to COVID-19. The variance in policyholder experience for the remaining businesses had a net neutral impact on core earnings. Favourable policyholder experience in annuities and retail insurance was offset by less favourable policyholder experience in Group Benefits.
APE sales of $376 million in 1Q20 increased by $115 million or 44% compared with 1Q19, driven by large-case group insurance sales, growth across our individual insurance business and higher sales of our lower risk segregated funds.
•	Individual insurance APE sales in 1Q20 of $128 million increased $50 million or 64% compared with 1Q19 driven by a large affinity markets sale and higher par product sales.
•	Group insurance APE sales in 1Q20 of $171 million increased $44 million or 35% compared with 1Q19, due to higher large-case sales.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation – First Quarter 2020

•
Annuities APE sales in 1Q20 of $77 million increased $21 million or 38% compared with 1Q19 due to higher sales of our lower risk segregated funds. We are focused on growth in lower risk segregated fund products, which in 1Q20 grew by 49% compared with 1Q19 and accounted for 82% of annuity APE sales.

Manulife Bank average net lending assets in the quarter were $22.3 billion, up $0.2 billion or 1% from the fourth quarter of 2019 average.
Revenue in 1Q20 was $3.4 billion compared with $7.1 billion in 1Q19. Revenue before realized and unrealized investment gains and losses was $3.1 billion in 1Q20, a decrease of $0.7 billion compared with 1Q19 due to lower investment income as a result of the unfavourable impact of sharp declines in oil and gas prices in 1Q20.
Assets under management were $146.6 billion as at March 31, 2020, a decrease of $4.7 billion or 3% from December 31, 2019, due to the unfavourable impact of markets during 1Q20.
Business highlights - In 1Q20, we took actions to support our customers during the pandemic. We enhanced our product offerings and provided relief for our customers, including a temporary extension of emergency out-of-country coverage for our group and individual customers who experienced travel delays. We also introduced flexible financial solutions to support our banking clients.
B3 U.S.
($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars		1Q20		4Q19		1Q19
Net income attributed to shareholders(1)		$1,852		$143		$441
Core earnings(1)		416		489		475
Annualized premium equivalent sales		141		249		143
Revenue(2)		10,663		1,155		6,116
Revenue before realized and unrealized investment income gains and losses(2),(3)		4,050		4,340		3,205
Assets under management ($ billions)		245.8		230.4		224.3
U.S. dollars
Net income attributed to shareholders(1)	US$	1,377	US$	109	US$	332
Core earnings(1)		310		371		357
Annualized premium equivalent sales		105		189		108
Revenue(2)		7,929		875		4,600
Revenue before realized and unrealized investment income gains and losses(2),(3)		3,012		3,288		2,411
Assets under management ($ billions)		173.2		177.4		167.8
(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	1Q19 has been restated to conform to the presentation adopted in the second quarter of 2019 (“2Q19”).
(3)	See section A6 “Impact of fair value accounting”.
U.S. 1Q20 net income attributed to shareholders was $1,852 million compared with $441 million in 1Q19. Net income attributed to shareholders is comprised of core earnings, which amounted to $416 million in 1Q20 compared with $475 million in 1Q19, and items excluded from core earnings, which amounted to a net gain of $1,436 million in 1Q20 compared with a net charge of $34 million in 1Q19. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $5 million favourable currency impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, 1Q20 net income attributed to shareholders was US$1,377 million compared with US$332 million in 1Q19, core earnings were US$310 million in 1Q20 compared with US$357 million in 1Q19, and items excluded from core earnings were a net gain of US$1,067 million in 1Q20 compared with a net charge of US$25 million in 1Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings decreased US$47 million or 13% compared with 1Q19 driven by unfavourable life insurance policyholder experience. Long-term care policyholder experience was net neutral in both quarters.
APE sales in 1Q20 of US$105 million declined 3% compared with 1Q19, as lower variable universal life and domestic protection universal life sales more than offset higher term life and international sales. Regulatory changes contributed to lower domestic brokerage sales of universal life during the quarter. Sales of products with the John Hancock Vitality PLUS feature in 1Q20 increased 22% compared with 1Q19.

Manulife Financial Corporation – First Quarter 2020

Revenue in 1Q20 was US$7.9 billion compared with US$4.6 billion in 1Q19. Revenue before net realized and unrealized investment gains and losses was US$3.0 billion in 1Q20 compared with US$2.4 billion in 1Q19. The US$0.6 billion increase was primarily due to the impact of a one-time ceded premium of US$0.5 billion in 1Q19 from the reinsurance of our legacy individual and group payout annuities business on policies originally sold in New York.
Assets under management as at March 31, 2020 were US$173.2 billion, a decrease of 2% from December 31, 2019. The decrease was driven by the unfavourable impact of equity markets on segregated fund assets and the continued run-off of the annuity business, partially offset by favourable mark-to-market movement from lower interest rates.
Business highlights - In 1Q20, we made further progress on our portfolio optimization strategic priority, through a variety of initiatives. We experienced continued success from our Annuity Guaranteed Minimum Withdrawal Benefit offer program; recognized impacts from the sale of ALDA enabled by the reinsurance of individual and group payout annuity policies, and expanded reinsurance coverage of certain universal life no lapse guarantee products. In total, these initiatives generated additional capital benefits of US$185 million during the quarter. Additionally, to support our customers during the COVID-19 pandemic, we have extended the grace period for our life insurance policyholders to make premium payments and increased the payout limits permitted via phone for our annuity and life customers.
B4 Global Wealth and Asset Management
	Quarterly Results
($ millions, unless otherwise stated)	1Q20	4Q19	1Q19
Net income attributed to shareholders(1)	$250	$265	$233
Core earnings(1)	250	265	233
Core EBITDA(2)	390	391	366
Sales
Wealth and asset management gross flows	38,172	32,928	27,873
Wealth and asset management net flows	3,158	4,888	(1,323)
Revenue(3)	1,426	1,433	1,358
Assets under management and administration ($ billions)	636.2	681.4	648.1
Average assets under management and administration ($ billions)(4)	680.3	668.30	627.2
(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	Core EBITDA is a non-GAAP measure and is core earnings before interest, taxes, depreciation and amortization. See “Performance and non-GAAP measures” below.
(3)	1Q19 has been restated to conform to the presentation adopted in 2Q19.
(4)
Average assets under management and administration (“average AUMA”) is a non-GAAP measure reflecting the average of Global WAM’s AUMA during the reporting period. See “Performance and non-GAAP measures” below.

Global Wealth and Asset Management’s net income attributed to shareholders was $250 million in 1Q20 compared with $233 million in 1Q19. Net income attributed to shareholders is comprised of core earnings, which were $250 million in 1Q20 compared with $233 million in 1Q19 and items excluded from core earnings, which were nil in 1Q20 and 1Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings in 1Q20 increased 6% compared with 1Q19 driven by higher average assets under management and administration levels, partially offset by lower investment income. Core EBITDA1 was $390 million in 1Q20, an increase of 5% compared with 1Q19, driven by the same factors as mentioned above.
Gross flows and net flows - Gross flows were $38.2 billion in 1Q20, an increase of 36% compared with 1Q19, and net inflows were $3.2 billion in 1Q20, compared with net outflows of $1.3 billion in 1Q19. By geography, the results were:

WAM Asia:
•
Gross flows in Asia in 1Q20 were $5.6 billion, an increase of $1.0 billion or 21% compared with 1Q19, driven by the sale of a plan and higher individual contributions in retirement, higher retail gross flows in Indonesia, Hong Kong and Japan, and higher gross flows in institutional asset management. This was partially offset by lower gross flows in mainland China from retail money markets funds.

•	Net inflows in Asia in 1Q20 were $0.6 billion, in line with 1Q19, driven by higher gross flows as mentioned above offset by higher redemptions mainly in institutional asset management.
WAM Canada:
•	Gross flows in Canada in 1Q20 were $8.1 billion, an increase of $1.8 billion or 28% compared with 1Q19, driven by

1    This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation – First Quarter 2020

higher gross flows into equity mandates totaling $1.5 billion in institutional asset management, and higher retail gross flows through February across our product line-up. This was partially offset by lower new plan sales in retirement.

•
Net inflows in Canada were $2.8 billion in 1Q20 compared with net inflows of $2.1 billion in 1Q19, driven by higher gross flows as mentioned above, partially offset by higher retail redemptions amid equity market declines in March and to a lesser extent, higher redemptions in retirement.

WAM U.S.:
•
Gross flows in the U.S. in 1Q20 were $24.5 billion, an increase of $7.6 billion or 43% compared with 1Q19, driven by growth in retail, mainly from strong institutional model allocations and intermediary sales, and in retirement, from the sale of a large-case plan of $2.6 billion and recurring deposits growth.

•
Net outflows in the U.S. were $0.2 billion in 1Q20 compared with net outflows of $4.0 billion in 1Q19, driven by higher gross flows as mentioned above, partially offset by the redemption of several retirement plans and higher redemptions in fixed income mandates in institutional asset management. Retail redemptions while largely in line with 1Q19, increased in March amid equity market declines.

Revenue in 1Q20 was $1.4 billion, an increase of 4% on a constant exchange rate basis compared with 1Q19, driven by higher average assets under management and administration levels, partially offset by lower investment income on investments.
Assets under management and administration of $636.2 billion as at March 31, 2020 decreased 12% compared with December 31, 2019. The reduction in AUMA was driven by the unfavourable impact of markets, partially offset by net inflows of $3.2 billion in 1Q20. Global WAM also manages $195.4 billion in assets for the Company’s non-WAM reporting segments. Including those managed assets, AUMA managed by Global WAM was $831.6 billion as at March 31, 2020 compared with $879.2 billion as at December 31, 2019.
Business highlights - In 1Q20, we generated gross flows of $38.2 billion with double-digit growth across all geographies and business lines. In Asia, we maintained our positive net flows trend amid challenging market conditions during the quarter. In the U.S., we went live with a large-case retirement plan worth $2.6 billion with over 100,000 participants. In addition, to support our customers during the pandemic, we launched an online cash withdrawal feature in Canada, allowing members to have a safe and reliable way to access their retirement plans, and in the U.S., we have temporarily waived the fee for 401k hardship withdrawals.
B5 Corporate and Other
	Quarterly Results
($ millions, unless otherwise stated)	1Q20	4Q19	1Q19
Net income (loss) attributed to shareholders(1)	$(35)	$(42)	$56
Core loss excluding core investment gains(1)	$(366)	$(159)	$(63)
Core investment gains	-	100	100
Total core gain (loss)	$(366)	$(59)	$37
Revenue	$226	$220	$234
(1)  See “Performance and non-GAAP measures” for a reconciliation between net income (loss) attributed to shareholders and core earnings.
Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in Corporate and Other earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see “Performance and non-GAAP measures” below). In each of the operating segments, we report all investment-related experience in items excluded from core earnings.
Corporate and Other reported a net loss attributed to shareholders of $35 million in 1Q20 compared with net income attributed to shareholders of $56 million in 1Q19. The core loss was $366 million in 1Q20 compared with a core gain of $37 million in 1Q19 and the items excluded from core loss amounted to a net gain of $331 million in 1Q20 compared with a net gain of $19 million in 1Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).

Manulife Financial Corporation – First Quarter 2020

The $403 million increase in core loss was primarily related to the unfavourable impact of markets on seed money investments in new segregated funds and mutual funds in 1Q20 compared with gains in the prior year, nil core investment gains in 1Q20 compared with $100 million in 1Q19 and higher withholding taxes on future U.S. remittances, partially offset by lower interest on external debt.
The items excluded from core loss amounted to a net gain of $331 million in 1Q20 and were primarily due to gains from the sale of AFS bonds and the one-time favourable tax benefit of the U.S. CARES Act, as a result of carrying back net operating losses to prior years, which had higher tax rates.
Revenue in 1Q20 was a gain of $226 million compared with a gain of $234 million in 1Q19. Higher realized gains in AFS bonds were more than offset by losses on seed money investments and the unfavourable impact of changes in foreign currency due to a stronger U.S. dollar compared to the Canadian dollar.
C RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2019 Annual Report (“2019 MD&A”). The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
C1 Variable annuity and segregated fund guarantees
As described in the MD&A in our 2019 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2020 to 2040.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance
	March 31, 2020			December 31, 2019
As at ($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit	$4,957	$3,220	$1,740	$4,629	$3,696	$998
Guaranteed minimum withdrawal benefit	55,457	43,035	12,468	53,355	48,031	6,030
Guaranteed minimum accumulation benefit	18,396	18,443	210	17,994	18,362	10
Gross living benefits(1)	78,810	64,698	14,418	75,978	70,089	7,038
Gross death benefits(2),(3)	10,156	13,815	1,708	9,555	17,186	802
Total gross of reinsurance	88,966	78,513	16,126	85,533	87,275	7,840
Living benefits reinsured	4,255	2,782	1,474	3,977	3,199	832
Death benefits reinsured	767	486	332	718	500	318
Total reinsured	5,022	3,268	1,806	4,695	3,699	1,150
Total, net of reinsurance	$83,944	$75,245	$14,320	$80,838	$83,576	$6,690
(1)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(2)	Contracts with guaranteed long-term care benefits are included in this category.
(3)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2020 was $14,320 million (December 31, 2019 – $6,690 million) of which: US$7,626 million (December 31, 2019 – US$3,995 million) was on our U.S. business, $2,775 million (December 31, 2019 – $1,178 million) was on our Canadian business, US$275 million (December 31, 2019 – US$104 million) was on our Japan business and US$237 million (December 31, 2019 – US$145 million) was related to Asia (other than Japan) and our run-off reinsurance business.

Manulife Financial Corporation – First Quarter 2020

C2 Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s LICAT total ratio will be as indicated. Market movements affect LICAT capital sensitivities both through income and other components of the regulatory capital framework. For example, LICAT is affected by changes to other comprehensive income.
C3 Publicly traded equity performance risk
As outlined in our 2019 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance liabilities (see pages 44 and 45 of our 2019 Annual Report).
Changes in equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D2 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA assets based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not consider possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Manulife Financial Corporation – First Quarter 2020

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)
As at March 31, 2020
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,430)	$(2,160)	$(1,010)	$860	$1,570	$2,130
General fund equity investments(5)	(1,220)	(820)	(410)	320	630	950
Total underlying sensitivity before hedging	(4,650)	(2,980)	(1,420)	1,180	2,200	3,080
Impact of macro and dynamic hedge assets(6)	2,720	1,730	810	(780)	(1,430)	(1,950)
Net potential impact on net income attributed to shareholders after impact of hedging	$(1,930)	$(1,250)	$(610)	$400	$770	$1,130
As at December 31, 2019
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,270)	$(1,930)	$(860)	$620	$1,060	$1,360
General fund equity investments(5)	(1,140)	(720)	(330)	340	680	1,020
Total underlying sensitivity before hedging	(4,410)	(2,650)	(1,190)	960	1,740	2,380
Impact of macro and dynamic hedge assets(6)	2,690	1,580	670	(580)	(1,020)	(1,340)
Net potential impact on net income attributed to shareholders after impact of hedging	$(1,720)	$(1,070)	$(520)	$380	$720	$1,040

(1)	See “Caution related to sensitivities” above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities, excluding impacts from asset-based fees earned on assets under management and policyholder account value.

(3)
Please refer to section D2 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equity investments includes general fund investments supporting our policy liabilities, investment in seed money investments (in new segregated and mutual funds made by Corporate and Other segment) and the impact on policy liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Changes in equity markets impact our available and required components of the LICAT total ratio. The following table shows the potential impact to MLI’s LICAT total ratio resulting from changes in public equity market values.
Potential immediate impact on MLI’s LICAT total ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)
	Impact on MLI's LICAT total ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
March 31, 2020	(4)	(2)	(1)	-	1	1
December 31, 2019	(5)	(3)	(1)	1	4	5
(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

C4 Interest rate and spread risk sensitivities and exposure measures
As at March 31, 2020, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $300 million, and to a 50 basis point increase in interest rates to be a charge of $300 million.

The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero
Manulife Financial Corporation – First Quarter 2020

on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Canadian Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening of the yield curve, if sustained, may have a positive long-term economic impact.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate assumptions or calibration criteria for stochastic risk-free rates. At December 31, 2019, we estimated the sensitivity of our net income attributed to shareholders to a 10 basis point reduction in the URR in all geographies, and a corresponding change to stochastic risk-free modeling, to be a charge of $350 million (post-tax); and note that the impact of changes to the URR are not linear. The long-term URR for risk-free rates in Canada is prescribed at 3.05% and we use the same assumption for the U.S. Our assumption for Japan is 1.6%. The ASB does not anticipate an update to this promulgation prior to the effective date of IFRS 17, expected to be 2023 at the earliest.
The potential impact on net income attributable to shareholders does not take into account other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our Corporate and Other segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would realize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 67 of our 2019 Annual Report). More information on ALDA assets can be found under the section C5 “Alternative long-duration asset performance risk”.

Under LICAT, changes in unrealized gains or losses in our AFS bond portfolio resulting from interest rate shocks tend to dominate capital sensitivities. As a result, the reduction in interest rates improves LICAT total ratios and vice-versa.
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our Corporate and Other segment, which could be realized through the sale of these assets.

Manulife Financial Corporation – First Quarter 2020

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)
	March 31, 2020				December 31, 2019
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the Corporate and Other segment	$300		$(300)		$(100)		$(100)
From fair value changes in AFS fixed income assets held in the Corporate and Other segment, if realized	2,200		(2,000)		1,700		(1,600)
MLI's LICAT total ratio (Percentage points)
LICAT total ratio change in percentage points(5)	6		(6)		4		(4)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the Corporate and Other segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.
(5)	LICAT impacts include realized and unrealized fair value changes in AFS fixed income assets. LICAT impacts do not reflect the impact of the scenario switch discussed below.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio arising from changes to corporate spreads and swap spreads(1),(2),(3)
Corporate spreads(4),(5)	March 31, 2020				December 31, 2019
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)	$(900)		$800		$(800)		$800
MLI’s LICAT total ratio (change in percentage points)(6)	(5)		2		(7)		5

Swap spreads	March 31, 2020				December 31, 2019
As at	-20	bp	+20	bp	-20	bp	+20	bp
Net income attributed to shareholders ($ millions)	$-		$-		$100		$(100)
MLI’s LICAT total ratio (change in percentage points)(6)	nil		nil		nil		nil

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the Corporate and Other segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

(6)
LICAT impacts include realized and unrealized fair value change in AFS fixed income assets. Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads do not reflect the impact of the scenario switch discussed below.

LICAT Scenario Switch
Typically, a reduction in interest rates improves LICAT capital ratios and vice-versa. However, when interest rates decline past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation according to the OSFI guideline.
The OSFI guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each geographic region based on current market inputs and the Company’s balance sheet.
We estimate the potential impact of a switch in the scenarios would be approximately a one-time five percentage point decrease in MLI’s total LICAT ratio. Under recently issued guidelines from OSFI in 1Q20, should the scenario switch be

Manulife Financial Corporation – First Quarter 2020

triggered, the impact would be reflected over 6 quarters using a rolling average of interest rate risk capital for participating products.
The potential negative impact of a switch in scenarios is not reflected in the stated risk-free rate and corporate spread sensitivities, as it is a one-time impact. After this one-time event, the sensitivity of the LICAT ratio to further decreases in risk-free interest rates would continue to improve the LICAT capital position.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch could reverse in response to subsequent increases in rates and/or spreads.
C5 Alternative long-duration asset performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from an immediate 10% change in market values of ALDA followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10% they continued to decline, remained flat, or grew more slowly than assumed in the valuation of policy liabilities, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D2 “Sensitivity of policy liabilities to asset related assumptions”, for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.
ALDA includes commercial real estate, timber and farmland real estate, oil and gas direct holdings, and private equities, some of which relate to oil and gas.

Potential impact on net income attributed to shareholders and MLI LICAT arising from changes in ALDA returns(1),(2),(3),(4),(5),(6)
As at	March 31, 2020		December 31, 2019
($ millions)	-10%	+10%	-10%	+10%
Net income attributed to shareholders
Real estate, agriculture and timber assets	$(1,300)	$1,200	$(1,300)	$1,200
Private equities and other ALDA	(1,800)	1,700	(1,800)	1,700
Total	$(3,100)	$2,900	$(3,100)	$2,900
MLI’s LICAT total ratio (change in percentage points)	(5)	3	(5)	4
(1)	See “Caution Related to Sensitivities” above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section D2 “Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	The impact of changes to the portfolio asset mix supporting our North American legacy businesses are reflected in the sensitivities when the changes take place.
C6 Credit risk exposure measures
As at March 31, 2020 and December 31, 2019, the impact of a 50% increase in credit defaults over the next year in excess of the rates provided for in policy liabilities, would reduce net income attributed to shareholders by $77 million and $69 million in each year, respectively. Credit downgrades for fixed income investments would adversely impact our regulatory capital, as required capital levels for such investments are based on the credit quality of each instrument. In addition, credit downgrades could also be higher than assumed in policy liabilities, resulting in policy liability increases and a reduction in net income attributed to shareholders.
Manulife Financial Corporation – First Quarter 2020

The table below shows net impaired assets and allowances for loan losses.
Net Impaired Assets and Loan Losses
As at ($ millions, unless otherwise stated)	March 31, 2020	December 31, 2019
Net impaired fixed income assets	$250	$234
Net impaired fixed income assets as a % of total invested assets	0.062%	0.062%
Allowance for loan losses	$27	$20
C7 Risk factors - Pandemic risk and potential implications of COVID-19
In our 2019 MD&A we outlined risk factors that may affect future results, including the potential impact of catastrophic events such as the global spread of diseases or illnesses. In 1Q20, the viral outbreak known as COVID-19 rapidly developed into a global pandemic. In response, worldwide emergency measures were taken, and continue to be taken, to combat the spread of the virus, including the imposition of travel restrictions, business closure orders, and regional quarantines and physical distancing requirements. These directives may continue and could be expanded. In addition, governments are implementing monetary and fiscal policy changes aimed to help stabilize economies and capital markets. We cannot predict legal and regulatory responses to concerns about the COVID-19 pandemic and related public health issues and how these responses may impact our business. The COVID-19 pandemic, actions taken globally in response to it, and the ensuing economic downturn has caused significant disruption to global supply chains, business activities and economies. The depth, breadth and duration of these disruptions remain highly uncertain at this time. Furthermore, governments are developing frameworks for the staged resumption of business activities. As a result, it is difficult to predict how significant the impact of the COVID-19 pandemic, including any responses to it, will be on the global economy and our business. These disruptions, if they continue, could have a significant adverse impact on our global businesses and operations and on our financial results.
We have outlined these risks in more detail in two parts. Those risk factors related specifically to the COVID-19 pandemic are described in this section and those related to the broader economic uncertainty are described below (see C8 - Global outlook and economic uncertainties).
Strategic Risk Factors
◾
The ongoing COVID-19 pandemic could continue to adversely impact our financial results in future periods as a result of reduced new business, reduced asset-based fee revenue, and net unfavourable policyholder experience including claims experience and premium persistency. The uncertainty around the expected duration of the pandemic and the measures put in place by governments to respond to it could further depress business activity and financial markets, which could lead to lower net income attributed to shareholders. While in recent years we’ve taken significant actions to diversify and bolster the resilience of our Company, further management actions may be required, including, but not limited to, changes to business and product mix, pricing structures on in-force and new business, investment mix, hedging programs, and the use of reinsurance.

◾
Collaborative activities required to advance our strategic initiatives could also be impeded as emergency measures to combat the virus significantly restrict direct human interactions and movement. Although we expect that our digital capabilities and tools should enable us to reasonably conduct business while emergency measures are in place, there can be no assurance these or other strategies taken to address adverse impacts related to the COVID-19 pandemic will be successful.

◾
We also anticipate continued disruptions to our health and medical underwriting processes as a result of government measures taken to limit or temporarily cease paramedical services in some markets, which could lead to lower sales volumes until such services can be resumed. To help mitigate the impacts of these disruptions, we have taken steps to change our underwriting processes to allow us to accept certain low risk applications while postponing higher risk cases until emergency measures are eased.

Product Risk Factors
◾
Adverse experience relative to the assumptions used in the design and pricing of our insurance products and services could significantly impact our operations and financial condition. This may result in an increase in policy liabilities and a decrease in net income attributable to shareholders. Further, large-scale events such as COVID-19 reduce the overall level of economic activity as well as activity through our distribution channels, which could continue to adversely impact our ability to write new business. It is also possible that geographic concentration of insured individuals could increase the severity of claims experience. The efficacy of external parties, including governmental

Manulife Financial Corporation – First Quarter 2020

and non-governmental organizations, in combating the pandemic is outside of our control but could also have a material and adverse impact on our results of operations.
◾
Increased economic uncertainty and increased unemployment resulting from the economic impacts of the spread of COVID-19 may also result in policyholders seeking sources of liquidity and withdrawing at rates greater than we previously expected. If policyholder lapse and surrender rates significantly exceed our expectations, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Operational Risk Factors
◾
The pandemic has resulted in the imposition of government measures to restrict the movement of people, including travel bans and social distancing requirements. These measures have led to disruptions to business operations across our global offices. While our business continuity plans have been executed across the organization with the vast majority of employees shifting to remote work arrangements and our networks and systems have generally remained stable in supporting this large-scale effort, there can be no assurance that our ability to continue to operate our business will not be adversely impacted if our networks and systems, including those aspects of our operations which rely on services provided by third parties, fail to operate as expected. The successful execution of business continuity strategies by third parties is outside our control. If one or more of the third parties to whom we outsource certain critical business activities fails to perform as a result of the impacts from the spread of COVID-19, it may have a material adverse effect on our business and operations.

◾
Our global processing centres’ operational capacity has been significantly impacted due to strict government measures to lock down businesses and limit the movement of people within their jurisdictions, which has resulted in slower processing times and lower than expected customer experience, and has required us to reallocate capacity to less impacted geographies, expand the use of remote work capabilities, and deprioritize non-essential business activities.

◾
The implementation of widespread remote work arrangements also increases other operational risks, including, but not limited to, fraud, information security, and third-party risks, and we are relying on our risk management strategies to monitor these and other operational risks during this period of heightened uncertainty.

C8 Risk Factors - Global outlook and economic uncertainties
The COVID-19 pandemic and actions taken in response to it have resulted in a significant economic downturn and significant disruptions in supply chains and business activity globally. Updates to specific risk factors are noted below:
Market Risk Factors
◾
The pandemic and resulting economic downturn have created significant volatility and declines in financial and commodity markets. Central banks have announced emergency interest rate cuts, while governments are implementing unprecedented fiscal stimulus packages to support economic stability. The pandemic could result in a global recessionary environment with continued market volatility and low or negative interest rates, which may continue to impact our net income attributed to shareholders. Our investment portfolio has been, and may continue to be, adversely affected as a result of market developments from the COVID-19 pandemic and related uncertainty.

◾
We have hedging programs, supported by a comprehensive collateral management program in place to help mitigate the risk of interest rate and public equity market volatility. Our interest rate and public equity variable annuity hedging programs have performed with a high level of effectiveness during this period of volatility to date.

◾
Extreme market volatility may leave us unable to react to market events in a manner consistent with our historical investment practices in dealing with more orderly markets. Market dislocations, decreases in observable market activity or unavailability of information arising from the spread of COVID-19, may restrict our access to key inputs used to derive certain estimates and assumptions made in connection with financial reporting or otherwise, including estimates and changes in long term macro-economic assumptions relating to accounting for future credit losses. Restricted access to such inputs may make our financial statement balances and estimates and assumptions used to run our business subject to greater variability and subjectivity.

◾
The significant increase in global oil production and supply experienced in 1Q20 compounded downward pressure on oil prices that were already declining as a result of measures taken to mitigate COVID-19. We expect these events may continue to have an adverse impact on the value of our oil and gas investments and ALDA portfolio.

Manulife Financial Corporation – First Quarter 2020

Liquidity risk and capital management
◾
Extreme market volatility and stressed conditions resulting from COVID-19 and the measures implemented to control its spread could limit our access to capital markets and could result in additional cash and collateral demands primarily from changes to policyholder termination or renewal rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands. We maintain strong financial strength ratings from our credit rating agencies. However, sustained global economic uncertainty could result in adverse credit ratings changes which in turn could result in more costly or limited access to funding sources. In addition, while we currently have a variety of sources of liquidity including cash balances, short-term investments, government and highly rated corporate bonds, and access to contingent liquidity facilities, there can be no assurance that these sources will provide us with sufficient liquidity on commercially reasonable terms in the future.

◾
On March 13, 2020, OSFI announced measures to support the resilience of financial institutions. Consistent with these measures, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. Accordingly, the Company has not repurchased its shares since March 13, 2020.

Credit Risk Factors
◾
An economic slowdown or recession could impact a wide range of industries to which we are exposed. The impact could increase borrower or counterparty defaults or downgrades and cause increased provisions or impairments related to our general fund invested assets and derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. This could result in losses potentially above our long-term expected levels.

◾
We are monitoring our credit risk as we anticipate downgrades across some industries in our portfolio in subsequent quarters. The general fund portfolio is constructed through credit selection criteria and is diversified with the majority of the portfolio rated investment grade which helps to mitigate risks associated with the current economic downturn. Our approach includes seeking investments which perform more favourably in the longer term, throughout economic and business cycles, but there can be no assurance these or other strategies taken to address adverse impacts related to the COVID-19 pandemic will be successful.

D CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
D1 Critical actuarial and accounting policies
Our significant accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2019. The critical actuarial and accounting policies and estimation processes relate to the determination of insurance and investment contract liabilities, assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets as described on pages 60 to 68 of our 2019 Annual Report.
D2 Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to certain asset related assumptions underlying policy liabilities is shown below and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Manulife Financial Corporation – First Quarter 2020

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities
	Increase (decrease) in after-tax net income attributed to shareholders
As at	March 31, 2020		December 31, 2019
($ millions)	Increase	Decrease	Increase	Decrease
Asset related assumptions updated periodically in valuation basis changes
100 basis point change in future annual returns for public equities(1)	$600	$(600)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	4,000	(4,600)	3,800	(4,400)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(300)	300
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As at March 31, 2020, the growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.2% per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.3% and 9.9%.

(2)
ALDA include commercial real estate, timber, farmland, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 11.65%, with an average of 9.3% based on the current asset mix backing our guaranteed insurance and annuity business as of March 31, 2020. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.1% based on the asset mix backing our guaranteed insurance and annuity business as of March 31, 2020.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.5% per annum in Canada and 17.15% per annum in the U.S. for large-cap public equities, and 19.25% per annum in Japan. For European equity funds, the volatility varies between 16.5% and 18.4%.

D3 Accounting and reporting changes
For accounting and reporting changes during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2020.
In addition, we have provided enhanced disclosures on measurement uncertainty in notes 1, 3 and 11 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2020.
E OTHER
E1 Outstanding shares – selected information
Common shares
As at April 30, 2020 MFC had 1,939,463,693 common shares outstanding.
E2 Legal and regulatory proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 12 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2020.
E3 Performance and non-GAAP measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (“core EBITDA”); core EBITDA margin; core investment gains; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, sales, APE sales, gross flows, core EBITDA, new business value (“NBV”), new business value margin (“NBV margin”), assets under management, assets under management and administration (“AUMA”) and average assets under management and administration (“average AUMA”)); assets under administration; expense efficiency ratio; assets under management and administration; assets under management; average AUMA, consolidated capital; embedded value; new business value; new business value margin; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Manulife Financial Corporation – First Quarter 2020

Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See “Quarterly financial information” below for reconciliation of core earnings to net income (loss) attributed to shareholders.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2019 was $527 million (2012 to the end of 2018 was $493 million).
•
The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

Manulife Financial Corporation – First Quarter 2020

•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments in new segregated and mutual funds are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.
Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the “Critical actuarial and accounting policies” section of our 2019 MD&A, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. Changes related to ultimate reinvestment rates (“URR”) are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

Manulife Financial Corporation – First Quarter 2020

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.
The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18
Core earnings (loss)
Asia	$491	$494	$520	$471	$520	$463	$461	$411
Canada	237	288	318	312	283	305	344	395
U.S.	416	489	471	441	475	454	467	446
Global Wealth and Asset Management	250	265	281	242	233	231	288	239
Corporate and Other (excluding core investment gains)	(366)	(159)	(163)	(114)	(63)	(216)	(121)	(164)
Core investment gains	-	100	100	100	100	100	100	104
Total core earnings	1,028	1,477	1,527	1,452	1,548	1,337	1,539	1,431
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(608)	182	(289)	146	327	(130)	312	18
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	792	(389)	(494)	(144)	249	(675)	(277)	45
Change in actuarial methods and assumptions	-	-	(21)	-	-	-	(51)	-
Reinsurance transactions	12	(34)	-	63	52	142	(65)	12
Restructuring charge	-	-	-	-	-	(63)	-	(200)
Tax-related items and other	72	(8)	-	(42)	-	(18)	115	(44)
Net income (loss) attributed to shareholders	$1,296	$1,228	$723	$1,475	$2,176	$593	$1,573	$1,262
Asia
	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18
Asia core earnings(1)	$491	$494	$520	$471	$520	$463	$461	$411
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	50	46	(13)	47	116	99	91	46
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(458)	96	(372)	(42)	59	(244)	(18)	(86)
Change in actuarial methods and assumptions	-	-	(7)	-	-	-	27	-
Reinsurance transactions	12	-	-	-	-	-	5	-
Tax-related items and other	-	-	-	-	-	-	-	(3)
Net income (loss) attributed to shareholders(1)	$95	$636	$128	$476	$695	$318	$566	$368
(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Manulife Financial Corporation – First Quarter 2020

Canada
	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18
Canada core earnings(1)	$237	$288	$318	$312	$283	$305	$344	$395
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(378)	69	(47)	2	453	(143)	155	83
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(725)	(97)	(335)	7	11	(234)	(26)	13
Change in actuarial methods and assumptions	-	-	(108)	-	-	-	(370)	-
Reinsurance transactions	-	(34)	-	-	4	-	4	12
Tax-related items and other	-	-	-	(4)	-	(2)	(5)	(1)
Net income (loss) attributed to shareholders(1)	$(866)	$226	$(172)	$317	$751	$(74)	$102	$502
(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

U.S.
	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18
U.S. core earnings(1)	$416	$489	$471	$441	$475	$454	$467	$446
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(266)	177	(134)	166	(143)	15	162	(59)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	1,702	(515)	(66)	(173)	61	(95)	(204)	267
Change in actuarial methods and assumptions	-	-	71	-	-	-	286	-
Reinsurance transactions	-	-	-	63	48	142	(74)	-
Tax-related items and other	-	(8)	-	5	-	(3)	(7)	(34)
Net income (loss) attributed to shareholders(1)	$1,852	$143	$342	$502	$441	$513	$630	$620
(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18
Global WAM core earnings	$250	$265	$281	$242	$233	$231	$288	$239
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Tax-related items and other	-	-	-	1	-	(13)	(8)	(6)
Net income (loss) attributed to shareholders	$250	$265	$281	$243	$233	$218	$280	$233
Corporate and Other
	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18
Corporate and Other core income (loss) (excluding core investment gains)(1)	$(366)	$(159)	$(163)	$(114)	$(63)	$(216)	$(121)	$(164)
Core investment gains (loss)	-	100	100	100	100	100	100	104
Total core earnings (loss)	(366)	(59)	(63)	(14)	37	(116)	(21)	(60)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(14)	(110)	(95)	(69)	(99)	(101)	(96)	(52)
Direct impact of equity markets and interest rates	273	127	279	64	118	(102)	(29)	(149)
Changes in actuarial methods and assumptions	-	-	23	-	-	-	6	-
Tax-related items and other	72	-	-	(44)	-	-	135	-
Restructuring charge	-	-	-	-	-	(63)	-	(200)
Net income (loss) attributed to shareholders(1)	$(35)	$(42)	$144	$(63)	$56	$(382)	$(5)	$(461)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments. 2018 core income (loss) (excluding core investment gains) and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Manulife Financial Corporation – First Quarter 2020

Core return on common shareholders’ equity (“core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant exchange rate basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 1Q20. Measures that are reported on a constant exchange rate basis include growth in core earnings, sales, APE sales, gross flows, core EBITDA, new business value, new business value margin, assets under management, assets under management and administration, and average assets under management and administration.
Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at
($ millions)	March 31, 2020	December 31, 2019	March 31, 2019
Total invested assets	$405,329	$378,527	$359,458
Segregated funds net assets	312,253	343,108	334,425
Assets under management per financial statements	717,582	721,635	693,883
Mutual funds	195,249	217,015	200,158
Institutional advisory accounts (excluding segregated funds)	97,427	95,410	97,782
Other funds	8,613	9,401	8,488
Total assets under management	1,018,871	1,043,461	1,000,311
Other assets under administration	138,943	145,397	134,201
Currency impact	-	75,888	48,316
AUMA at constant exchange rates	$1,157,814	$1,264,746	$1,182,828
Average assets under management and administration (“average AUMA”) is a non-GAAP measure of the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global Wealth and Asset Management segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable.
Consolidated capital is a non-GAAP measure. It serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Consolidated capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; and (ii) liabilities for capital instruments.
Consolidated capital
As at
($ millions)	March 31, 2020	December 31, 2019	March 31, 2019
Total equity	$56,061	$50,106	$48,994
Add AOCI loss on cash flow hedges	360	143	146
Add qualifying capital instruments	6,796	7,120	8,185
Consolidated capital	$63,217	$57,369	$57,325
Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization.

Manulife Financial Corporation – First Quarter 2020

Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the CALM. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18
Core EBITDA	$390	$391	$404	$375	$366	$362	$405	$370
Amortization of deferred acquisition costs and other depreciation	(80)	(78)	(78)	(79)	(76)	(77)	(76)	(75)
Amortization of deferred sales commissions	(22)	(19)	(19)	(20)	(23)	(22)	(23)	(24)
Core earnings before income taxes	288	294	307	276	267	263	306	271
Core income tax (expense) recovery	(38)	(29)	(26)	(34)	(34)	(32)	(18)	(32)
Core earnings	$250	$265	$281	$242	$233	$231	$288	$239
Expense efficiency ratio is a non-GAAP measure which Manulife uses to measure progress towards our target to be more efficient. Efficiency ratio is defined as pre-tax general expenses included in core earnings divided by the sum of pre-tax core earnings and pre-tax general expenses included in core earnings.
Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses.
New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the short-term Property and Casualty Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses. The NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Manulife Financial Corporation – First Quarter 2020

APE sales are comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and insurance-based wealth accumulation products.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are atattracting and retaining assets. When gross flows exceed redemptions, net flows will be positive and will be referred to as net inflows. Conversely, when redemptions exceed gross flows, net flows will be negative and will be referred to as net outflows.
E4 Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our business continuity plans and measures implemented in response to the COVID-19 pandemic and its expected impact on our businesses, operations, earnings and results and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other

Manulife Financial Corporation – First Quarter 2020

risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.
E5 Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.
As at and for the three months ended	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
($ millions, except per share amounts or otherwise stated, unaudited)	2020	2019	2019	2019	2019	2018	2018	2018
Revenue
Premium income
Life and health insurance	$8,454	$8,373	$8,309	$7,696	$8,077	$7,724	$7,700	$7,628
Annuities and pensions(1)	901	865	1,026	995	237	(5,892)	(2,599)	1,126
Net premium income	9,355	9,238	9,335	8,691	8,314	1,832	5,101	8,754
Investment income	3,284	4,004	3,932	3,710	3,747	3,278	3,481	3,566
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(2)	4,558	(4,503)	6,592	7,185	8,926	1,113	(3,210)	(1,615)
Other revenue	2,980	2,433	2,770	2,634	2,562	2,291	2,671	2,964
Total revenue	$20,177	$11,172	$22,629	$22,220	$23,549	$8,514	$8,043	$13,669
Income (loss) before income taxes	$1,704	$1,225	$715	$1,756	$2,524	$359	$1,911	$1,535
Income tax (expense) recovery	(597)	(89)	(100)	(240)	(289)	(43)	(6)	(246)
Net income (loss)	$1,107	$1,136	$615	$1,516	$2,235	$316	$1,905	$1,289
Net income (loss) attributed to shareholders	$1,296	$1,228	$723	$1,475	$2,176	$593	$1,573	$1,262
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(3)	$1,028	$1,477	$1,527	$1,452	$1,548	$1,337	$1,539	$1,431
Other items to reconcile net income attributed to shareholders to core earnings(4):
Investment-related experience outside of core earnings	(608)	182	(289)	146	327	(130)	312	18
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	792	(389)	(494)	(144)	249	(675)	(277)	45
Change in actuarial methods and assumptions	-	-	(21)	-	-	-	(51)	-
Reinsurance transactions	12	(34)	-	63	52	142	(65)	12
Restructuring charge	-	-	-	-	-	(63)	-	(200)
Tax-related items and other	72	(8)	-	(42)	-	(18)	115	(44)
Net income (loss) attributed to shareholders	$1,296	$1,228	$723	$1,475	$2,176	$593	$1,573	$1,262
Basic earnings (loss) per common share	$0.64	$0.61	$0.35	$0.73	$1.09	$0.28	$0.77	$0.61
Diluted earnings (loss) per common share	$0.64	$0.61	$0.35	$0.73	$1.08	$0.28	$0.77	$0.61
Segregated funds deposits	$11,215	$9,417	$9,160	$9,398	$10,586	$9,212	$9,424	$9,872
Total assets (in billions)	$831	$809	$812	$790	$780	$750	$748	$752
Weighted average common shares (in millions)	1,943	1,948	1,961	1,965	1,965	1,980	1,984	1,984
Diluted weighted average common shares (in millions)	1,947	1,953	1,965	1,969	1,969	1,983	1,989	1,989
Dividends per common share	$0.280	$0.250	$0.250	$0.250	$0.250	$0.250	$0.220	$0.220
CDN$ to US$1 - Statement of Financial Position	1.4187	1.2988	1.3243	1.3087	1.3363	1.3642	1.2945	1.3168
CDN$ to US$1 - Statement of Income	1.3449	1.3200	1.3204	1.3377	1.3295	1.3204	1.3069	1.2912
(1)	Includes ceded premiums related to the reinsurance of a block of our legacy U.S. individual payout annuities of US$0.5 billion in 1Q19, US$5.3 billion in 4Q18 and US$2.8 billion in 3Q18.
(2)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains and losses on the assets is largely offset in the change in insurance and investment contract liabilities.

(3)	Core earnings is a non-GAAP measure. See “Performance and non-GAAP measures” above.
(4)
For explanations of other items, see “Items excluded from core earnings” table in section A1 “Profitability” and for an operating segment split of these items see the 8 quarter trend tables in “Performance and non-GAAP measures” which reconcile net income (loss) attributed to shareholders to core earnings.

Manulife Financial Corporation – First Quarter 2020

E6 Other
No changes were made in our internal control over financial reporting during the three months ended March 31, 2020, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – First Quarter 2020

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	March 31, 2020	December 31, 2019
Assets
Cash and short-term securities	$27,087	$20,300
Debt securities	213,506	198,122
Public equities	19,706	22,851
Mortgages	51,781	49,376
Private placements	40,847	37,979
Policy loans	7,255	6,471
Loans to bank clients	1,789	1,740
Real estate	13,767	12,928
Other invested assets	29,591	28,760
Total invested assets (note 3)	405,329	378,527
Other assets
Accrued investment income	2,627	2,416
Outstanding premiums	1,661	1,385
Derivatives (note 4)	39,670	19,449
Reinsurance assets	45,054	41,446
Deferred tax assets	4,494	4,574
Goodwill and intangible assets	10,413	9,975
Miscellaneous	9,929	8,250
Total other assets	113,848	87,495
Segregated funds net assets (note 14)	312,253	343,108
Total assets	$831,430	$809,130
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$383,466	$351,161
Investment contract liabilities (note 5)	3,385	3,104
Deposits from bank clients	21,250	21,488
Derivatives (note 4)	21,190	10,284
Deferred tax liabilities	2,865	1,972
Other liabilities	19,201	16,244
	451,357	404,253
Long-term debt (note 7)	4,963	4,543
Capital instruments (note 8)	6,796	7,120
Segregated funds net liabilities (note 14)	312,253	343,108
Total liabilities	775,369	759,024
Equity
Preferred shares (note 9)	3,822	3,822
Common shares (note 9)	23,025	23,127
Contributed surplus	254	254
Shareholders' retained earnings	16,069	15,488
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(355)	(350)
Available-for-sale securities	4,080	1,511
Cash flow hedges	(360)	(143)
Real estate revaluation surplus	31	31
Translation of foreign operations	8,711	5,398
Total shareholders' equity	55,277	49,138
Participating policyholders' equity	(388)	(243)
Non-controlling interests	1,172	1,211
Total equity	56,061	50,106
Total liabilities and equity	$831,430	$809,130
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	John Cassaday
President and Chief Executive Officer	Chairman of the Board of Directors
Manulife Financial Corporation – First Quarter 2020

Consolidated Statements of Income
For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2020	2019
Revenue
Premium income
Gross premiums	$10,725	$10,187
Premiums ceded to reinsurers	(1,370)	(1,873)
Net premiums	9,355	8,314
Investment income (note 3)
Investment income	3,284	3,747
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	4,558	8,926
Net investment income (loss)	7,842	12,673
Other revenue (note 10)	2,980	2,562
Total revenue	20,177	23,549
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	7,655	7,169
Increase (decrease) in insurance contract liabilities	8,100	11,407
Increase (decrease) in investment contract liabilities	46	43
Benefits and expenses ceded to reinsurers	(1,829)	(1,474)
(Increase) decrease in reinsurance assets (note 5)	117	(298)
Net benefits and claims	14,089	16,847
General expenses	1,845	1,801
Investment expenses	510	403
Commissions	1,555	1,548
Interest expense	369	328
Net premium taxes	105	98
Total contract benefits and expenses	18,473	21,025
Income before income taxes	1,704	2,524
Income tax expense	(597)	(289)
Net income	$1,107	$2,235
Net income (loss) attributed to:
Non-controlling interests	$(43)	$73
Participating policyholders	(146)	(14)
Shareholders	1,296	2,176
	$1,107	$2,235
Net income attributed to shareholders	$1,296	$2,176
Preferred share dividends	(43)	(43)
Common shareholders' net income	$1,253	$2,133
Earnings per share
Basic earnings per common share (note 9)	$0.64	$1.09
Diluted earnings per common share (note 9)	0.64	1.08
Dividends per common share	0.28	0.25
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Manulife Financial Corporation – First Quarter 2020

Consolidated Statements of Comprehensive Income
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2020	2019
Net income	$1,107	$2,235
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	3,769	(788)
Net investment hedges	(457)	97
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	2,919	992
Reclassification of net realized (gains) losses and impairments to net income	(342)	(39)
Cash flow hedges:
Unrealized gains (losses) arising during the period	(191)	(19)
Reclassification of realized losses to net income	(26)	-
Share of other comprehensive income (losses) of associates	(6)	1
Total items that may be subsequently reclassified to net income	5,666	244
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	(5)	3
Real estate revaluation reserve	-	11
Total items that will not be reclassified to net income	(5)	14
Other comprehensive income (loss), net of tax	5,661	258
Total comprehensive income (loss), net of tax	$6,768	$2,493
Total comprehensive income (loss) attributed to:
Non-controlling interests	$(43)	$75
Participating policyholders	(145)	(14)
Shareholders	6,956	2,432

Income Taxes included in Other Comprehensive Income
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2020	2019
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$2	$-
Unrealized foreign exchange gains/losses on net investment hedges	(55)	14
Unrealized gains/losses on available-for-sale financial securities	607	252
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(122)	(11)
Unrealized gains/losses on cash flow hedges	(68)	(3)
Reclassification of realized gains/losses to net income on cash flow hedges	(9)	-
Share of other comprehensive income (loss) of associates	(1)	-
Change in pension and other post-employment plans	(1)	1
Total income tax expense (recovery)	$353	$253
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2020

Consolidated Statements of Changes in Equity
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2020	2019
Preferred shares
Balance, beginning of period	$3,822	$3,822
Issued during the period	-	-
Issuance costs, net of tax	-	-
Balance, end of period	3,822	3,822
Common shares
Balance, beginning of period	23,127	22,961
Repurchased (note 9)	(121)	(116)
Issued on exercise of stock options and deferred share units	19	14
Issued under dividend reinvestment and share purchase plans	-	193
Balance, end of period	23,025	23,052
Contributed surplus
Balance, beginning of period	254	265
Exercise of stock options and deferred share units	(3)	(3)
Stock option expense	3	3
Balance, end of period	254	265
Shareholders' retained earnings
Balance, beginning of period	15,488	12,704
Opening adjustment on adoption of IFRS 16	-	(19)
Net income attributed to shareholders	1,296	2,176
Common shares repurchased (note 9)	(132)	(90)
Preferred share dividends	(43)	(43)
Common share dividends	(540)	(489)
Balance, end of period	16,069	14,239
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	6,447	6,212
Change in unrealized foreign exchange gains (losses) of net foreign operations	3,313	(691)
Change in actuarial gains (losses) on pension and other post-employment plans	(5)	3
Change in unrealized gains (losses) on available-for-sale financial securities	2,575	951
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(217)	(19)
Change in real estate revaluation reserve	-	11
Share of other comprehensive income (losses) of associates	(6)	1
Balance, end of period	12,107	6,468
Total shareholders' equity, end of period	55,277	47,846
Participating policyholders' equity
Balance, beginning of period	(243)	94
Opening adjustment on adoption of IFRS 16	-	(3)
Net income (loss) attributed to participating policyholders	(146)	(14)
Other comprehensive income (loss) attributed to policyholders	1	-
Balance, end of period	(388)	77
Non-controlling interests
Balance, beginning of period	1,211	1,093
Net income attributed to non-controlling interests	(43)	73
Other comprehensive income (loss) attributed to non-controlling interests	-	2
Contributions (distributions/disposal), net	4	(97)
Balance, end of period	1,172	1,071
Total equity, end of period	$56,061	$48,994
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2020

Consolidated Statements of Cash Flows
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2020	2019
Operating activities
Net income	$1,107	$2,235
Adjustments:
Increase (decrease) in insurance contract liabilities	8,100	11,407
Increase (decrease) in investment contract liabilities	46	43
(Increase) decrease in reinsurance assets excluding coinsurance transactions (note 5)	117	414
Amortization of (premium) discount on invested assets	28	30
Other amortization	174	155
Net realized and unrealized (gains) losses and impairment on assets	(4,304)	(9,311)
Deferred income tax expense (recovery)	451	132
Stock option expense	3	3
Cash provided by operating activities before undernoted items	5,722	5,108
Changes in policy related and operating receivables and payables	(953)	(1,197)
Cash provided by (used in) operating activities	4,769	3,911
Investing activities
Purchases and mortgage advances	(26,984)	(19,525)
Disposals and repayments	28,625	15,925
Change in investment broker net receivables and payables	311	130
Net cash flows from acquisition and disposal of subsidiaries and businesses	-	253
Cash provided by (used in) investing activities	1,952	(3,217)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	(163)	203
Redemption of capital instruments (note 8)	(500)	(500)
Secured borrowing	840	-
Changes in deposits from Bank clients, net	(288)	308
Lease payments	(34)	(27)
Shareholders' dividends paid in cash	(583)	(339)
Contributions from (distributions to) non-controlling interests, net	4	-
Common shares repurchased (note 9)	(253)	(206)
Common shares issued, net (note 9)	19	14
Cash provided by (used in) financing activities	(958)	(547)
Cash and short-term securities
Increase (decrease) during the period	5,763	147
Effect of foreign exchange rate changes on cash and short-term securities	1,092	(206)
Balance, beginning of period	19,548	15,382
Balance, end of period	26,403	15,323
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	20,300	16,215
Net payments in transit, included in other liabilities	(752)	(833)
Net cash and short-term securities, beginning of period	19,548	15,382
End of period
Gross cash and short-term securities	27,087	16,097
Net payments in transit, included in other liabilities	(684)	(774)
Net cash and short-term securities, end of period	$26,403	$15,323
Supplemental disclosures on cash flow information
Interest received	$2,685	$2,761
Interest paid	294	259
Income taxes paid (refund)	216	302
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Manulife Financial Corporation – First Quarter 2020

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2019 Annual Consolidated Financial Statements, except as disclosed in note 2.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, included on pages 96 to 178 of the Company’s 2019 Annual Report, as well as the disclosures on risk in the shaded text and tables in the” Risk Management and Risk Factors” section the First Quarter 2020 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three months ended March 31, 2020 were authorized for issue by MFC’s Board of Directors on May 6, 2020.
(b)	Basis of preparation
Refer to note 1 of the 2019 Consolidated Financial Statements for a summary of the most significant estimation processes used in the preparation of the Consolidated Financial Statements under IFRS and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
The Company’s results and operations have been and may continue to be adversely impacted by the COVID -19 pandemic and the recent economic downturn. The adverse effects include but are not limited to significant declines in equity markets and interest rates, increase in credit risk, strain on commodity markets, foreign currency exchange rate volatility, increases in insurance claims, persistency and redemptions, and disruption of business operations. The breadth and depth of these events and how long they will continue have introduced additional uncertainty around estimates used in determining the carrying value of certain assets and liabilities included in these Interim Consolidated Financial Statements.
The uncertainty regarding key inputs used in establishing the carrying amounts of certain invested assets and net obligations for defined benefit obligations are outlined in notes 3 and 11, respectively. The Company has applied appropriate measurement techniques using reasonable judgment and estimates from a market participant perspective to reflect current economic conditions. The impact of these techniques have been reflected in these Interim Consolidated Financial Statements. Changes in the inputs used could materially impact the respective carrying values.

Note 2	Accounting and Reporting Changes

(a)	Changes in accounting and reporting policy
(I)	Amendments to IFRS 3 “Business Combinations”
Amendments to IFRS 3 “Business Combinations” were issued in October 2018 and are effective for business combinations occurring on or after January 1, 2020, with earlier application permitted. The amendments revise the definition of a business and permit a simplified assessment of whether an acquired set of activities and assets qualifies as a business. Application of the amendments are expected to result in fewer acquisitions qualifying as business combinations. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(II)	Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”
Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting
Manulife Financial Corporation – First Quarter 2020

Estimates and Errors” were issued in October 2018. The amendments are effective for annual periods beginning on or after January 1, 2020 and are to be applied prospectively. The amendments update the definition of material. Adoption of theseamendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(III)	Interest Rate Benchmark Reform Amendments to IFRS 9, IAS 39 and IFRS 7
Amendments to IFRS 9, IAS 39 and IFRS 7 were issued in September 2019 related to interest rate benchmark reform and are effective retrospectively for annual periods beginning on or after January 1, 2020. The amendments provide temporary relief for hedge accounting to continue during the period of uncertainty before replacement of an existing interest rate benchmark with an alternative risk-free rate. The amendments apply to all hedge accounting relationships that are affected by the interest rate benchmark reform. The IASB is expected to issue further guidance addressing various accounting issues that will arise when the existing interest rate benchmark has been replaced. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(b)	Future accounting and reporting changes
(I)	IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments”
Proposed amendments to IFRS 17, published in June 2019, included an extension of the deferral date of IFRS 17 by one year, to January 1, 2022. In March 2020, the IASB’s redeliberations of the amendments included a decision to extend the deferral date of both IFRS 17 and IFRS 9 by two years, to January 1, 2023. The Company will continue to monitor IASB’s future developments related to IFRS 17. The Company is currently assessing the implications of IFRS 17 on its Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2020

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets
As at March 31, 2020	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$2,733	$16,202	$8,152	$27,087	$27,087
Debt securities(5)
Canadian government and agency	18,821	3,457	-	22,278	22,278
U.S. government and agency	10,128	23,090	-	33,218	33,218
Other government and agency	19,486	4,843	-	24,329	24,329
Corporate	124,314	5,653	-	129,967	129,967
Mortgage/asset-backed securities	3,528	186	-	3,714	3,714
Public equities	17,510	2,196	-	19,706	19,706
Mortgages	-	-	51,781	51,781	53,842
Private placements	-	-	40,847	40,847	43,769
Policy loans	-	-	7,255	7,255	7,255
Loans to Bank clients	-	-	1,789	1,789	1,792
Real estate
Own use property	-	-	2,090	2,090	3,540
Investment property	-	-	11,677	11,677	11,677
Other invested assets
Alternative long-duration assets(6),(7)	15,741	110	9,422	25,273	26,138
Various other	166	-	4,152	4,318	4,319
Total invested assets	$212,427	$55,737	$137,165	$405,329	$412,631
As at December 31, 2019	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$1,859	$13,084	$5,357	$20,300	$20,300
Debt securities(5)
Canadian government and agency	18,582	4,779	-	23,361	23,361
U.S. government and agency	11,031	17,221	-	28,252	28,252
Other government and agency	17,383	4,360	-	21,743	21,743
Corporate	116,044	5,285	-	121,329	121,329
Mortgage/asset-backed securities	3,267	170	-	3,437	3,437
Public equities	20,060	2,791	-	22,851	22,851
Mortgages	-	-	49,376	49,376	51,450
Private placements	-	-	37,979	37,979	41,743
Policy loans	-	-	6,471	6,471	6,471
Loans to Bank clients	-	-	1,740	1,740	1,742
Real estate
Own use property	-	-	1,926	1,926	3,275
Investment property	-	-	11,002	11,002	11,002
Other invested assets
Alternative long-duration assets(6),(7)	15,252	99	9,492	24,843	25,622
Various other	149	-	3,768	3,917	3,918
Total invested assets	$203,627	$47,789	$127,111	$378,527	$386,496
(1)
FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale (“AFS”) classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, oil and gas investments, and leveraged leases.

(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $4,197 (December 31, 2019 – $3,806) cash equivalents with maturities of less than 90 days at acquisition amounting to $14,738 (December 31, 2019 – $11,137) and cash of $8,152 (December 31, 2019 – $5,357).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $707 and $20, respectively (December 31, 2019 – $537 and $69, respectively).
(6)
Alternative long-duration assets (“ALDA”) Include investments in private equity of $7,112, infrastructure of $8,884, oil and gas of $2,511, timber and agriculture of $4,877 and various other invested assets of $1,889 (December 31, 2019 – $6,396, $8,854, $3,245, $4,669 and $1,679, respectively).

Manulife Financial Corporation – First Quarter 2020

(7)
In 2019, the Company sold $1,112 of North American Private Equity investments to Manulife Private Equity Partners, L.P, a closed-end pooled fund of funds. The Company provides management services to the fund.

(b)	Investment income
For the three months ended March 31,	2020	2019
Interest income	$2,933	$2,828
Dividend, rental and other income	488	668
Impairments, provisions and recoveries, net	(547)	60
Other	410	191
	3,284	3,747
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	(3,144)	5,666
Public equities	(3,246)	1,704
Mortgages	(46)	13
Private placements	(156)	22
Real estate	86	77
Other invested assets	(341)	321
Derivatives, including macro equity hedging program	11,405	1,123
	4,558	8,926
Total investment income	$7,842	$12,673
(c)	Fair value measurement
The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.
As at March 31, 2020	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$2,733	$-	$2,733	$-
AFS	16,202	-	16,202	-
Other	8,152	8,152	-	-
Debt securities
FVTPL
Canadian government and agency	18,821	-	18,821	-
U.S. government and agency	10,128	-	10,128	-
Other government and agency	19,486	-	19,486	-
Corporate	124,314	-	123,564	750
Residential mortgage-backed securities	13	-	13	-
Commercial mortgage-backed securities	1,398	-	1,398	-
Other asset-backed securities	2,117	-	2,117	-
AFS
Canadian government and agency	3,457	-	3,457	-
U.S. government and agency	23,090	-	23,090	-
Other government and agency	4,843	-	4,843	-
Corporate	5,653	-	5,651	2
Residential mortgage-backed securities	2	-	2	-
Commercial mortgage-backed securities	113	-	113	-
Other asset-backed securities	71	-	71	-
Public equities
FVTPL	17,510	17,510	-	-
AFS	2,196	2,194	2	-
Real estate - investment property(1)	11,677	-	-	11,677
Other invested assets(2)	18,823	-	-	18,823
Segregated funds net assets(3)	312,253	264,825	42,764	4,664
Total	$603,052	$292,681	$274,455	$35,916
Manulife Financial Corporation – First Quarter 2020

As at December 31, 2019	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,859	$-	$1,859	$-
AFS	13,084	-	13,084	-
Other	5,357	5,357	-	-
Debt securities
FVTPL
Canadian government and agency	18,582	-	18,582	-
U.S. government and agency	11,031	-	11,031	-
Other government and agency	17,383	-	17,383	-
Corporate	116,044	-	115,411	633
Residential mortgage-backed securities	13	-	13	-
Commercial mortgage-backed securities	1,271	-	1,271	-
Other asset-backed securities	1,983	-	1,983	-
AFS
Canadian government and agency	4,779	-	4,779	-
U.S. government and agency	17,221	-	17,221	-
Other government and agency	4,360	-	4,360	-
Corporate	5,285	-	5,270	15
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	102	-	102	-
Other asset-backed securities	67	-	67	-
Public equities
FVTPL	20,060	20,060	-	-
AFS	2,791	2,788	3	-
Real estate - investment property(1)	11,002	-	-	11,002
Other invested assets(2)	18,194	91	-	18,103
Segregated funds net assets(3)	343,108	293,903	44,693	4,512
Total	$613,577	$322,199	$257,113	$34,265
(1)
For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 2.75% to 8.50% during the period and ranging from 2.75% to 8.75% during the year 2019) and terminal capitalization rates (ranging from 3.70% to 9.25% during the period and ranging from 3.80% to 9.25% during the year 2019). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 7.00% to 15.6% (for the year ended December 31, 2019 – ranged from 7.00% to 16.5%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.0% (for the year ended December 31, 2019 – ranged from 5.0% to 7.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)
Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in investment properties and timberland properties valued as described above.

As a result of COVID-19 and the recent economic downturn, significant measurement uncertainty exists in determining the fair value of real estate and other invested assets. As at March 31, 2020, based on reasonable estimates and assumptions reflecting both the nature of the assets and currently available information, the Company has recognized a reduction in the carrying value oil and gas investments of $862, the measurement of which was subject to significant judgment. A summary of the measurement uncertainty and impacts to valuation inputs and techniques with respect to real estate and other invested assets is disclosed below. For the methodologies used in determining carrying values of the remaining invested assets, refer to note 1 of the 2019 Consolidated Financial Statements
Real Estate – For real estate investment properties valuation inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Measurement uncertainty is driven primarily by a reduction in available information, which could have a negative impact on future carrying value of these assets.
Timberland and Farmland – For investments in timberland and farmland, valuation inputs include asset-specific production, relevant commodity prices and discount rates. There has been an increase in uncertainty regarding these inputs used,
Manulife Financial Corporation – First Quarter 2020

including potential reduction in demand, which could have a negative impact on the future carrying value of these assets.
Infrastructure – For infrastructure investments, valuation is largely based on discounted cash flow techniques reflecting estimates regarding future cash flows, terminal values and discount rates. These assets are defensive in nature and are supported by existing contractual revenue streams. There has been an increase in uncertainty regarding critical valuation inputs listed, driven primarily by a reduction in available information, which could have a negative impact on future carrying value of these assets.
Oil and Gas – Investments in oil and gas comprise properties managed directly through a subsidiary, NAL Resources, as well as other oil and gas private equity interests. Significant declines in oil and gas commodity prices experienced in the current quarter coupled with economic uncertainty stemming from COVID-19 have resulted in reductions in the carrying value of these investments, by way of both impairment and fair value adjustments.
Methods for determining the fair value of directly held oil and gas properties use models and inputs reflecting forecasted price curves, planned production, capital expenditures, and operating costs. Investments in other private equity interests are valued primarily based on financial statements and inputs provided by third party general partners and sponsors for these funds.  Significant measurement uncertainty relating to future prices for relevant commodities as well as the current absence of information from third parties could have an impact on the carrying value of these assets in future periods.
Private Equity – Included in the Company’s private equity investments are assets valued primarily based on net asset value as per financial statements provided by third party general partners or sponsors and reasonable techniques from a market participant perspective. Significant measurement uncertainty relating to volatility in underlying markets as well as the current absence of information from third parties could have an impact on the carrying value of these assets in future periods.
The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.
As at March 31, 2020	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$51,781	$53,842	$-	$-	$53,842
Private placements	40,847	43,769	-	37,924	5,845
Policy loans	7,255	7,255	-	7,255	-
Loans to Bank clients	1,789	1,792	-	1,792	-
Real estate - own use property	2,090	3,540	-	-	3,540
Other invested assets(1)	10,768	11,634	133	-	11,501
Total invested assets disclosed at fair value	$114,530	$121,832	$133	$46,971	$74,728
As at December 31, 2019	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$49,376	$51,450	$-	$-	$51,450
Private placements	37,979	41,743	-	36,234	5,509
Policy loans	6,471	6,471	-	6,471	-
Loans to Bank clients	1,740	1,742	-	1,742	-
Real estate - own use property	1,926	3,275	-	-	3,275
Other invested assets(1)	10,566	11,346	165	-	11,181
Total invested assets disclosed at fair value	$108,058	$116,027	$165	$44,447	$71,415
(1)
Other invested assets disclosed at fair value include $3,716 (December 31, 2019 - $3,371) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three months ended March 31, 2020 and 2019, the Company had $nil transfers between Level 1 and Level 2.
For segregated funds net assets, the Company had $18 transfers from Level 1 and Level 2 for the three months ended March 31, 2020 (March 31, 2019 – $nil). The Company had $28 transfers from Level 2 to Level 1 for the three months ended March 31, 2020 (March 31, 2019 - $nil).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of the invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of an active markets, most of the inputs used to determine fair value
Manulife Financial Corporation – First Quarter 2020

are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the tables below include the changes in fair value due to both observable and unobservable factors.
The following table presents a roll forward of invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2020 and 2019.
For the three months ended March 31, 2020	Balance, January 1, 2020	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3),(4)	Transfer out of Level 3(3,(4)	Currency movement	Balance, March 31, 2020	Change in unrealized gain (losses) on assets still held
Debt securities
FVTPL
Corporate	$633	$-	$-	$36	$-	$(1)	$29	$-	$53	$750	$1
AFS
Corporate	15	-	-	-	-	-	-	(13)	-	2	-
Real estate - investment property	11,002	118	-	318	(253)	-	-	-	492	11,677	100
Other invested assets	18,103	(421)	(42)	790	(778)	(177)	91	-	1,257	18,823	(819)
	29,105	(303)	(42)	1,108	(1,031)	(177)	91	-	1,749	30,500	(719)
Derivatives	1,456	2,977	(69)	-	-	645	-	(185)	320	5,144	3,593
Segregated funds net assets	4,512	(34)	-	15	(32)	(9)	4	-	208	4,664	(43)
Total	$35,721	$2,640	$(111)	$1,159	$(1,063)	$458	$124	$(198)	$2,330	$41,060	$2,832

For the three months ended March 31, 2019	Balance, January 1, 2019	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3),(4)	Transfer out of Level 3(3,(4)	Currency movement	Balance, March 31, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$180	$7	$-	$11	$(5)	$-	$-	$-	$(1)	$192	$7
Corporate	784	19	-	34	(45)	(11)	161	-	(15)	927	32
Residential mortgage- backed securities	7	-	-	-	-	-	-	-	-	7	-
	971	26	-	45	(50)	(11)	161	-	(16)	1,126	39
AFS
Other government & agency	37	-	1	-	-	-	-	-	-	38	-
Corporate	120	-	1	8	(3)	(2)	-	-	-	124	-
Residential mortgage- backed securities	2	-	-	-	-	-	-	-	(1)	1	-
Commercial mortgage- backed securities	-	-	-	37	-	-	-	-	-	37	-
	159	-	2	45	(3)	(2)	-	-	(1)	200	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	10,761	73	-	66	-	-	14	-	(115)	10,799	73
Other invested assets	17,562	282	30	936	(82)	(252)	-	-	(307)	18,169	259
	28,323	355	30	1,002	(82)	(252)	14	-	(422)	28,968	332
Derivatives	106	695	21	2	-	(43)	103	(71)	-	813	669
Segregated funds net assets	4,447	40	-	4	(39)	(7)	-	-	(49)	4,396	28
Total	$34,009	$1,116	$53	$1,098	$(174)	$(315)	$278	$(71)	$(488)	$35,506	$1,068
(1)
These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, refer to footnote 4 below.
(4)	For derivatives transfer into or out of Level 3, the Company uses fair value at the end of the year and at the beginning of the year, respectively.
Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation – First Quarter 2020

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents the gross notional amount and fair value of derivative instruments by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.
		March 31, 2020			December 31, 2019
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$100	$1	$-	$350	$-	$5
	Foreign currency swaps	94	5	-	86	3	1
Cash flow hedges	Foreign currency swaps	1,825	58	686	1,790	39	407
	Equity contracts	189	11	30	132	16	-
Net investment hedges	Foreign currency contracts	1,111	21	20	2,822	7	22
Total derivatives in qualifying hedge accounting relationships		3,319	96	736	5,180	65	435
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		319,015	29,588	17,101	283,172	15,159	8,140
Interest rate futures		19,817	-	-	13,069	-	-
Interest rate options		13,725	1,135	-	12,248	423	-
Foreign currency swaps		28,904	1,196	2,919	26,329	606	1,399
Currency rate futures		4,778	-	-	3,387	-	-
Forward contracts		37,634	6,580	201	33,432	2,337	273
Equity contracts		15,779	1,071	233	14,582	853	37
Credit default swaps		493	4	-	502	6	-
Equity futures		9,992	-	-	10,576	-	-
Total derivatives not designated in qualifying hedge accounting relationships		450,137	39,574	20,454	397,297	19,384	9,849
Total derivatives		$453,456	$39,670	$21,190	$402,477	$19,449	$10,284
The total notional amount of $453 billion (December 31, 2019 – $402 billion) includes $156 billion (December 31, 2019 – $128 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and macro equity risk hedging programs. Due to the Company’s variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.
The following table presents fair value of the derivative instruments by remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 6).
	Remaining term to maturity
As at March 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$2,491	$4,710	$2,516	$29,953	$39,670
Derivative liabilities	484	357	479	19,870	21,190
	Remaining term to maturity
As at December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,248	$1,659	$1,309	$15,233	$19,449
Derivative liabilities	332	145	218	9,589	10,284

Manulife Financial Corporation – First Quarter 2020

The following table presents fair value of the derivative contracts within the fair value hierarchy.
As at March 31, 2020	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$37,185	$-	$30,868	$6,317
Foreign exchange contracts	1,399	-	1,399	-
Equity contracts	1,082	-	960	122
Credit default swaps	4	-	4	-
Total derivative assets	$39,670	$-	$33,231	$6,439
Derivative liabilities
Interest rate contracts	$17,192	$-	$16,041	$1,151
Foreign exchange contracts	3,735	-	3,725	10
Equity contracts	263	-	129	134
Total derivative liabilities	$21,190	$-	$19,895	$1,295
As at December 31, 2019	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$17,894	$-	$15,801	$2,093
Foreign exchange contracts	680	-	680	-
Equity contracts	869	-	821	48
Credit default swaps	6	-	6	-
Total derivative assets	$19,449	$-	$17,308	$2,141
Derivative liabilities
Interest rate contracts	$8,397	$-	$7,730	$667
Foreign exchange contracts	1,850	-	1,849	1
Equity contracts	37	-	20	17
Total derivative liabilities	$10,284	$-	$9,599	$685
Level 3 roll forward information for net derivative contracts measured using significant unobservable inputs is disclosed in note 3(c).

Manulife Financial Corporation – First Quarter 2020

Note 5	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts
The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business. Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.
For the three months ended March 31, 2020 and 2019, changes in assumptions and model enhancements did not impact insurance and investment contract liabilities or net income attributed to shareholders.
(b)	Investment contracts – Fair value measurement
As at March 31, 2020, the fair value of investment contract liabilities measured at fair value was $989 (December 31, 2019 – $789). The carrying value and fair value of investment contract liabilities measured at amortized cost were $2,396 and $2,713, respectively (December 31, 2019 – $2,315 and $2,640, respectively). The carrying value and fair value of investment contract liabilities net of reinsurance assets were $2,302 and $2,616, respectively (December 31, 2019 - $2,222 and $2,537, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three months ended March 31, 2020 and 2019.
For the three months ended March 31,	2020	2019
Death, disability and other claims	$4,607	$3,944
Maturity and surrender benefits	2,319	2,123
Annuity payments	977	1,028
Policyholder dividends and experience rating refunds	288	323
Net transfers from segregated funds	(536)	(249)
Total	$7,655	$7,169
(d)	Annuity coinsurance transactions
On September 26, 2018, the Company entered into coinsurance agreements with Reinsurance Group of America (“RGA”) to reinsure a block of legacy U.S. individual pay-out annuities business from John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) with a 100% quota share and John Hancock Life Insurance Company of New York (“JHNY”) with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $18, which includes an increase in reinsurance assets of $132, and ceded premiums of $131 on the Consolidated Statements of Income.
On October 31, 2018, the Company entered into coinsurance agreements with Jackson National Life Insurance Company (“Jackson”), a wholly-owned subsidiary of Prudential plc, to reinsure a block of legacy U.S. group pay-out annuities business from JHUSA with a 100% quota share and JHNY with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred related invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $31, which includes an increase in reinsurance assets of $621, a ceding commission paid of $35, and ceded premiums of $581 on the Consolidated Statements of Income.

Manulife Financial Corporation – First Quarter 2020

Note 6	Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2019 Annual Consolidated Financial Statements as well as the shaded tables and text in the “Risk Management” section of the Company’s Management Discussion and Analysis (“MD&A”) in the 2019 Annual Report.
(a)	Risk disclosures included in the First Quarter’s MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in shaded text and tables in the “Risk Management and Risk Factors” section of the First Quarter 2020 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim Consolidated Financial Statements.
(b)	Credit risk
(I)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following table presents the credit quality and carrying value of the commercial mortgages and private placements.
As at March 31, 2020	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$150	$1,523	$5,428	$2,168	$11	$-	$9,280
Office	80	1,816	6,224	1,448	26	18	9,612
Multi-family residential	664	1,694	2,860	763	38	-	6,019
Industrial	40	370	2,013	268	3	-	2,694
Other	258	795	958	1,403	-	8	3,422
Total commercial mortgages	1,192	6,198	17,483	6,050	78	26	31,027
Agricultural mortgages	-	29	147	207	126	-	509
Private placements	1,156	5,840	15,409	14,807	953	2,682	40,847
Total	$2,348	$12,067	$33,039	$21,064	$1,157	$2,708	$72,383

As at December 31, 2019	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$132	$1,374	$5,285	$2,039	$10	$-	$8,840
Office	77	1,540	5,808	1,402	26	18	8,871
Multi-family residential	640	1,585	2,397	714	35	-	5,371
Industrial	38	364	1,820	237	10	-	2,469
Other	260	739	976	1,290	-	8	3,273
Total commercial mortgages	1,147	5,602	16,286	5,682	81	26	28,824
Agricultural mortgages	-	27	137	312	-	-	476
Private placements	1,098	5,513	14,311	14,139	823	2,095	37,979
Total	$2,245	$11,142	$30,734	$20,133	$904	$2,121	$67,279
The company assess credit quality of residential mortgages and loans to Bank clients at least annually with the loan status as performing or non-performing being the key credit quality indicator.

Manulife Financial Corporation – First Quarter 2020

The following table presents the carrying value of residential mortgages and loans to Bank clients.
As at	March 31, 2020			December 31, 2019
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$6,631	$13,554	$20,185	$6,613	$13,411	$20,024
Non-performing(1)	32	28	60	25	27	52
Loans to Bank clients
Performing	n/a	1,789	1,789	n/a	1,740	1,740
Non-performing(1)	n/a	-	-	n/a	-	-
Total	$6,663	$15,371	$22,034	$6,638	$15,178	$21,816
(1)	Non-performing refers to assets that are 90 days or more past due.
(II)	Past due or credit impaired financial assets
The following table presents past due but not impaired and impaired financial assets and the allowance for credit losses.
	Past due but not impaired
As at March 31, 2020	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$422	$-	$422	$182	$-
AFS	12	6	18	-	-
Private placements	137	-	137	7	4
Mortgages and loans to Bank clients	74	-	74	59	23
Other financial assets	328	61	389	2	-
Total	$973	$67	$1,040	$250	$27
	Past due but not impaired
As at December 31, 2019	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$11	$-	$11	$167	$-
AFS	4	1	5	-	-
Private placements	215	-	215	7	4
Mortgages and loans to Bank clients	61	-	61	59	16
Other financial assets	60	42	102	1	-
Total	$351	$43	$394	$234	$20
(c)	Securities lending, repurchase and reverse repurchase transactions
As at March 31, 2020, the Company had loaned securities (which are included in invested assets), with a market value of $869 (December 31, 2019 – $558). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at March 31, 2020, the Company had engaged in reverse repurchase transactions of $1,614 (December 31, 2019 – $990) which are recorded as receivables. In addition, the Company had engaged in repurchase transactions of $170 as at March 31, 2020 (December 31, 2019 – $333) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection in excess of its government bond holdings.

Manulife Financial Corporation – First Quarter 2020

The following table presents details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.
As at March 31, 2020	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
A	$375	$4	1
BBB	118	-	2
Total single name CDS	$493	$4	1
Total CDS protection sold	$493	$4	1
As at December 31, 2019	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$24	$-	1
A	371	5	1
BBB	107	1	2
Total single name CDS	$502	$6	1
Total CDS protection sold	$502	$6	1
(1)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	Ratings are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)	The Company held no purchased credit protection.
(e)	Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at March 31, 2020, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 24 per cent (December 31, 2019 – 23 per cent). As at March 31, 2020, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $5,614 (December 31, 2019 – $3,047). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2019 – $nil).
(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

Manulife Financial Corporation – First Quarter 2020

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.
		Related amounts not set off in the Consolidated Statements of Financial Position
As at March 31, 2020	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$40,365	$(18,151)	$(21,975)	$239	$239
Securities lending	869	-	(869)	-	-
Reverse repurchase agreements	1,614	-	(1,613)	1	1
Total financial assets	$42,848	$(18,151)	$(24,457)	$240	$240
Financial liabilities
Derivative liabilities	$(22,355)	$18,151	$3,861	$(343)	$(29)
Repurchase agreements	(170)	-	170	-	-
Total financial liabilities	$(22,525)	$18,151	$4,031	$(343)	$(29)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2019	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$20,144	$(9,188)	$(10,889)	$67	$67
Securities lending	558	-	(558)	-	-
Reverse repurchase agreements	990	-	(989)	1	1
Total financial assets	$21,692	$(9,188)	$(12,436)	$68	$68
Financial liabilities
Derivative liabilities	$(11,345)	$9,188	$1,903	$(254)	$(53)
Repurchase agreements	(333)	-	330	(3)	(3)
Total financial liabilities	$(11,678)	$9,188	$2,233	$(257)	$(56)
(1)	Financial assets and liabilities in the above table include accrued interest of $700 and $1,165 respectively (December 31, 2019 – $696 and $1,061 respectively).
(2)
Financial and cash collateral excludes over-collateralization. As at March 31, 2020, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $2,119, $1,597, $63 and $4, respectively (December 31, 2019 – $1,149, $526, $44 and $nil respectively). As at March 31, 2020, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
Includes derivative contracts entered between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered with these trusts.

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offset rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Company’s Consolidated Statements of Financial Position.
A credit linked note is a security that allows the issuer to transfer a specific credit risk to the buyer. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

Manulife Financial Corporation – First Quarter 2020

As at March 31, 2020	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$900	$(900)	$-
Variable surplus note	(900)	900	-
As at December 31, 2019	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$782	$(782)	$-
Variable surplus note	(782)	782	-

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments
				March 31,	December 31,
As at	Issue date	Maturity date	Par value	2020	2019
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,410	$1,290
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,051	962
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	382	350
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,411	1,292
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	709	649
Total				$4,963	$4,543
(1)
These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b)	Fair value measurement
Fair value of long-term debt instruments is determined using the following hierarchy:
Level 1 – Fair value is determined using quoted market prices where available.
Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.
The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2020, the fair value of long-term debt was $5,274 (December 31, 2019 – $5,078). Fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2019 – Level 2).

Note 8	Capital Instruments

(a)	Carrying value of capital instruments
As at	Issue date	Earliest par redemption date	Maturity date	Par value	March 31, 2020	December 31, 2019
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	$647	$647
4.061% MFC Subordinated notes(1)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,059	969
3.00% MFC Subordinated notes	November 21, 2017	November 21, 2024	November 21, 2029	S$500	496	481
3.049% MFC Subordinated debentures	August 18, 2017	August 20, 2024	August 20, 2029	$750	747	747
3.317% MFC Subordinated debentures	May 9, 2018	May 9, 2023	May 9, 2028	$600	598	598
3.181% MLI Subordinated debentures	November 20, 2015	November 22, 2022	November 22, 2027	$1,000	998	998
3.85% MFC Subordinated notes	May 25, 2016	May 25, 2021	May 25, 2026	S$500	497	482
2.389% MLI Subordinated debentures	June 1, 2015	January 5, 2021	January 5, 2026	$350	350	350
2.10% MLI Subordinated debentures	March 10, 2015	June 1, 2020	June 1, 2025	$750	750	750
2.64% MLI Subordinated debentures(2)	December 1, 2014	January 15, 2020	January 15, 2025	$500	-	500
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	654	598
Total					$6,796	$7,120
(1)
Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(2)	MLI redeemed in full the 2.64% subordinated debentures at par, on January 15, 2020, the earliest par redemption date.
Manulife Financial Corporation – First Quarter 2020

(b)	Fair value measurement
Fair value of capital instruments is determined using the following hierarchy:
Level 1 – Fair value is determined using quoted market prices where available.
Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2020, the fair value of capital instruments was $6,710 (December 31, 2019 – $7,333). Fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2019 – Level 2).

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The following table presents information about the outstanding preferred shares as at March 31, 2020 and December 31, 2019.
		Annual	Earliest	Number of		Net amount(3)
		dividend	redemption	shares	Face	March 31,	December 31,
As at	Issue date	rate(1)	date(2)	(in millions)	amount	2020	2019
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155	155
Series 4(6)	June 20, 2016	floating	June 19, 2021	2	42	41	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195	195
Series 7(4),(5)	February 22, 2012	4.312%	March 19, 2022	10	250	244	244
Series 9(4),(5)	May 24, 2012	4.351%	September 19, 2022	10	250	244	244
Series 11(4),(5)	December 4, 2012	4.731%	March 19, 2023	8	200	196	196
Series 13(4),(5)	June 21, 2013	4.414%	September 19, 2023	8	200	196	196
Series 15(4),(5)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(4),(5)	August 15, 2014	3.80%	December 19, 2024	14	350	343	343
Series 19(4),(5),(7)	December 3, 2014	3.68%	March 19, 2025	10	250	246	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467	467
Series 25(4),(5)	February 20, 2018	4.70%	June 19, 2023	10	250	245	245
Total				156	$3,900	$3,822	$3,822
(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97%, Series 23 – 3.83% and Series 25 – 2.55%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 19 on March 19, 2020, the earliest redemption date. The dividend rate was reset as specified in footnote 4 above to an annual fixed rate of 3.675%, for a five-year period commencing on March 20, 2020.

Manulife Financial Corporation – First Quarter 2020

(b)	Common shares
As at March 31, 2020, there were 27 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2019 – 23 million).
For the	three months ended	year ended
Number of common shares (in millions)	March 31, 2020	December 31, 2019
Balance, beginning of period	1,949	1,971
Repurchased for cancellation	(10)	(58)
Issued under dividend reinvestment plan	-	31
Issued on exercise of stock options and deferred share units	1	5
Balance, end of period	1,940	1,949
Normal Course Issuer Bid
The current NCIB commenced on November 14, 2019 and will continue until November 13, 2020, when the NCIB expires, or such earlier date as the Company completes its purchases. However, on March 13, 2020, the Office of the Superintendent of Financial Institutions (“OSFI”) announced measures to support the resilience of financial institutions. Consistent with these measures, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. Accordingly, the Company has not repurchased its shares since March 13, 2020.
From January 1, 2020 to March 12, 2020, the Company had purchased for cancellation 10 million shares for $253. Of this, $121 was recorded in common shares and $132 was recorded in retained earnings in the Consolidated Statements of Changes in Equity.
Dividend Reinvestment Plan
The Company offers a Dividend Reinvestment Program (“DRIP”) whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board of Directors’ discretion. For the dividend paid on March 19, 2020, common shares in connection with the DRIP were purchased on the open market with no applicable discount.
(c)	Earnings per share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.
For the three months ended March 31,	2020	2019
Weighted average number of common shares (in millions)	1,943	1,965
Dilutive stock-based awards(1) (in millions)	4	4
Weighted average number of diluted common shares (in millions)	1,947	1,969
(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 10	Revenue from Service Contracts

The Company provides investment management services, administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees
Manulife Financial Corporation – First Quarter 2020

related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly. The Company has no significant contract assets or contract liabilities.
The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 13.
For the three months ended March 31, 2020	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$57	$55	$127	$691	$(44)	$886
Transaction processing, administration, and service fees	57	201	4	535	(1)	796
Distribution fees and other	52	-	17	185	(15)	239
Total included in other revenue	166	256	148	1,411	(60)	1,921
Real estate management services included in net investment income	9	37	34	-	2	82
Total	$175	$293	$182	$1,411	$(58)	$2,003

For the three months ended March 31, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$50	$39	$135	$675	$(51)	$848
Transaction processing, administration, and service fees	52	200	4	489	-	745
Distribution fees and other	51	12	16	170	(9)	240
Total included in other revenue	153	251	155	1,334	(60)	1,833
Real estate management services included in net investment income	9	39	35	-	2	85
Total	$162	$290	$190	$1,334	$(58)	$1,918

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.
	Pension plans		Retiree welfare plans
For the three months ended March 31,	2020	2019	2020	2019
Defined benefit current service cost	$10	$10	$-	$-
Defined benefit administrative expenses	2	5	-	-
Past service cost amendment	-	-	-	-
Service cost	12	15	-	-
Interest on net defined benefit (asset) liability	2	4	-	-
Defined benefit cost	14	19	-	-
Defined contribution cost	24	23	-	-
Net benefit cost	$38	$42	$-	$-
As disclosed in note 1, the COVID-19 pandemic and the recent economic downturn has introduced significant uncertainty regarding key inputs used in establishing the carrying amounts of the Company’s net defined pension obligation for material plans. The Company remeasures its net defined benefit obligation annually and evaluates quarterly for significant changes which could require a remeasurement on an interim basis. For the three months ended March 31, 2020, the net defined benefit obligation for material plans was estimated to have increased by $324 due to lower than expected investment returns and $12 due to foreign currency exchange impact, these increases were mostly offset by an estimated decrease of $305 due to slightly higher rates on the investment grade corporate bonds that are used to establish the discount rate for benefit obligations. The net impact of $31 was not significant, therefore, the Company did not adjust the net defined benefit obligation as at March 31, 2020. Any future changes in asset values or discount rates could have a material impact on the net defined pension obligation. Measurement uncertainty exists in the valuation of investments including potentially unobservable valuation inputs and the determination of discount rates. This uncertainty along with ongoing volatility in corporate bond markets could lead to remeasurement in the Company’s net defined benefit obligation in future interim periods.

Manulife Financial Corporation – First Quarter 2020

Note 12	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In June 2018, a class action was initiated against John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in the U.S. District Court for the Southern District of New York on behalf of owners of approximately 1,500 Performance Universal Life policies issued between 2003 and 2009 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018. In October 2018, a second and almost identical class action was initiated against JHUSA and JHNY in the U.S. District Court for the Southern District of New York. The two cases were determined to be related, and they were consolidated and assigned to the same judge. Discovery has commenced in these cases. No hearings on substantive matters have been scheduled. It is too early to assess the range of potential outcomes for these two related lawsuits. In addition to the consolidated class action, there are six non-class lawsuits opposing the Performance UL COI increases that also have been filed. Each of the lawsuits, except one, is brought by plaintiffs owning multiple policies and by entities managing them for investment purposes. Two of the non-class lawsuits are pending in New York state court; two of the lawsuits are pending in the U.S. District Court for the Southern District of New York; and the last two lawsuits are pending in the U.S. District Court for the Central District of California. Whether individually or on a combined basis, it remains premature, given the procedural status of these cases, as well as the relatively early development of parties’ respective legal theories, to suggest a reliable estimate of potential outcomes.
(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.
(ii)	Guarantees regarding The Manufacturers Life Insurance Company
MFC has provided a subordinated guarantee on the day of issuance for the following subordinated debentures issued by MLI: $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.
The following table sets forth certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information
For the three months ended March 31, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$(19)	$20,216	$-	$(20)	$20,177	$27
Net income (loss) attributed to shareholders	1,296	1,393	-	(1,393)	1,296	14
For the three months ended March 31, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$(4)	$23,566	$-	$(13)	$23,549	$5
Net income (loss) attributed to shareholders	2,176	2,261	-	(2,261)	2,176	(3)
Manulife Financial Corporation – First Quarter 2020

Condensed Consolidated Statements of Financial Position Information
As at March 31, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$17	$405,216	$96	$-	$405,329	$7
Total other assets	65,087	115,195	3	(66,437)	113,848	1,227
Segregated funds net assets	-	312,253	-	-	312,253	-
Insurance contract liabilities	-	383,466	-	-	383,466	-
Investment contract liabilities	-	3,385	-	-	3,385	-
Segregated funds net liabilities	-	312,253	-	-	312,253	-
Total other liabilities	9,827	68,637	85	(2,284)	76,265	984
As at December 31, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$378,496	$10	$-	$378,527	$6
Total other assets	57,474	87,774	3	(57,756)	87,495	1,088
Segregated funds net assets	-	343,108	-	-	343,108	-
Insurance contract liabilities	-	351,161	-	-	351,161	-
Investment contract liabilities	-	3,104	-	-	3,104	-
Segregated funds net liabilities	-	343,108	-	-	343,108	-
Total other liabilities	8,357	53,998	-	(704)	61,651	858
(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Note 13	Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – include mutual funds and exchange traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – includes a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other Segment – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance operations including variable annuities and accident and health.

Manulife Financial Corporation – First Quarter 2020

(a)	By Segment
For the three months ended				Global	Corporate
March 31, 2020	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$4,675	$2,174	$1,574	$-	$31	$8,454
Annuities and pensions	714	102	85	-	-	901
Net premium income	5,389	2,276	1,659	-	31	9,355
Net investment income	(1,704)	859	8,284	8	395	7,842
Other revenue	792	250	720	1,418	(200)	2,980
Total revenue	4,477	3,385	10,663	1,426	226	20,177
Contract benefits and expenses
Life and health insurance	2,773	1,614	2,900	-	60	7,347
Annuities and pensions	593	1,488	4,613	48	-	6,742
Net benefits and claims	3,366	3,102	7,513	48	60	14,089
Interest expense	65	170	13	1	120	369
Other expenses	1,248	810	770	1,089	98	4,015
Total contract benefits and expenses	4,679	4,082	8,296	1,138	278	18,473
Income (loss) before income taxes	(202)	(697)	2,367	288	(52)	1,704
Income tax recovery (expense)	73	(134)	(515)	(38)	17	(597)
Net income (loss)	(129)	(831)	1,852	250	(35)	1,107
Less net income (loss) attributed to:
Non-controlling interests	(43)	-	-	-	-	(43)
Participating policyholders	(181)	35	-	-	-	(146)
Net income (loss) attributed to shareholders	$95	$(866)	$1,852	$250	$(35)	$1,296
Total assets	$135,884	$154,544	$294,780	$198,284	$47,938	$831,430

For the three months ended				Global	Corporate
March 31, 2019	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$4,461	$2,105	$1,487	$-	$24	$8,077
Annuities and pensions(1)	708	115	(586)	-	-	237
Net premium income	5,169	2,220	901	-	24	8,314
Net investment income	3,254	4,582	4,588	23	226	12,673
Other revenue	328	288	627	1,335	(16)	2,562
Total revenue	8,751	7,090	6,116	1,358	234	23,549
Contract benefits and expenses
Life and health insurance	5,458	3,220	5,596	-	(8)	14,266
Annuities and pensions	1,029	2,219	(704)	37	-	2,581
Net benefits and claims	6,487	5,439	4,892	37	(8)	16,847
Interest expense	54	124	9	2	139	328
Other expenses	1,281	755	670	1,052	92	3,850
Total contract benefits and expenses	7,822	6,318	5,571	1,091	223	21,025
Income (loss) before income taxes	929	772	545	267	11	2,524
Income tax recovery (expense)	(117)	(78)	(104)	(34)	44	(289)
Net income (loss)	812	694	441	233	55	2,235
Less net income (loss) attributed to:
Non-controlling interests	74	-	-	-	(1)	73
Participating policyholders	43	(57)	-	-	-	(14)
Net income (loss) attributed to shareholders	$695	$751	$441	$233	$56	$2,176
Total assets	$117,022	$153,906	$270,476	$209,574	$28,936	$779,914
(1)	During the period, the Company ceded premiums to RGA and Jackson for the JHNY transactions, refer to note 5(d) for details.

Manulife Financial Corporation – First Quarter 2020

(b)	By Geographic Location
For the three months ended
March 31, 2020	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$4,696	$2,093	$1,574	$91	$8,454
Annuities and pensions	714	102	85	-	901
Net premium income	5,410	2,195	1,659	91	9,355
Net investment income	(1,576)	1,118	8,286	14	7,842
Other revenue	1,037	609	1,334	-	2,980
Total revenue	$4,871	$3,922	$11,279	$105	$20,177

For the three months ended
March 31, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$4,481	$2,003	$1,487	$106	$8,077
Annuities and pensions	708	115	(586)	-	237
Net premium income	5,189	2,118	901	106	8,314
Net investment income	3,346	4,649	4,626	52	12,673
Other revenue	526	659	1,375	2	2,562
Total revenue	$9,061	$7,426	$6,902	$160	$23,549

Note 14	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”). The carrying value and change in segregated funds net assets are as follows.
 Segregated funds net assets
As at	March 31, 2020	December 31, 2019
Investments at market value
Cash and short-term securities	$4,140	$3,364
Debt securities	16,335	16,883
Equities	10,364	12,989
Mutual funds	277,780	304,753
Other investments	4,943	4,785
Accrued investment income	282	1,678
Other assets and liabilities, net	(1,271)	(975)
Total segregated funds net assets	$312,573	$343,477
Composition of segregated funds net assets
Held by policyholders	$312,253	$343,108
Held by the Company	320	369
Total segregated funds net assets	$312,573	$343,477

Manulife Financial Corporation – First Quarter 2020

Changes in segregated funds net assets
For the three months ended March 31,	2020	2019
Net policyholder cash flow
Deposits from policyholders	$11,215	$10,586
Net transfers to general fund	(536)	(249)
Payments to policyholders	(13,033)	(11,568)
	(2,354)	(1,231)
Investment related
Interest and dividends	1,287	1,249
Net realized and unrealized investment gains (losses)	(47,566)	26,681
	(46,279)	27,930
Other
Management and administration fees	(1,051)	(1,037)
Impact of changes in foreign exchange rates	18,780	(4,416)
	17,729	(5,453)
Net additions (deductions)	(30,904)	21,246
Segregated funds net assets, beginning of period	343,477	313,596
Segregated funds net assets, end of period	$312,573	$334,842
Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantees are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors Update” section of the Company’s First Quarter 2020 Management Discussion and Analysis provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s 2019 Annual Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2020

Condensed Consolidated Statement of Financial Position
As at March 31, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$17	$119,752	$285,877	$(317)	$405,329
Investments in unconsolidated subsidiaries	64,129	8,944	21,495	(94,568)	-
Reinsurance assets	-	64,870	10,927	(30,743)	45,054
Other assets	958	37,420	56,876	(26,460)	68,794
Segregated funds net assets	-	165,182	149,664	(2,593)	312,253
Total assets	$65,104	$396,168	$524,839	$(154,681)	$831,430
Liabilities and equity
Insurance contract liabilities	$-	$176,908	$238,018	$(31,460)	$383,466
Investment contract liabilities	-	1,177	2,209	(1)	3,385
Other liabilities	1,466	30,752	58,432	(26,144)	64,506
Long-term debt	4,963	-	-	-	4,963
Capital instruments	3,398	654	2,744	-	6,796
Segregated funds net liabilities	-	165,182	149,664	(2,593)	312,253
Shareholders' equity	55,277	21,495	72,988	(94,483)	55,277
Participating policyholders' equity	-	-	(388)	-	(388)
Non-controlling interests	-	-	1,172	-	1,172
Total liabilities and equity	$65,104	$396,168	$524,839	$(154,681)	$831,430
Condensed Consolidated Statement of Financial Position
As at December 31, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$107,746	$271,100	$(340)	$378,527
Investments in unconsolidated subsidiaries	57,068	7,467	16,983	(81,518)	-
Reinsurance assets	-	61,310	10,080	(29,944)	41,446
Other assets	406	20,859	45,111	(20,327)	46,049
Segregated funds net assets	-	181,982	162,845	(1,719)	343,108
Total assets	$57,495	$379,364	$506,119	$(133,848)	$809,130
Liabilities and equity
Insurance contract liabilities	$-	$157,398	$224,378	$(30,615)	$351,161
Investment contract liabilities	-	1,091	2,014	(1)	3,104
Other liabilities	537	21,311	48,226	(20,086)	49,988
Long-term debt	4,543	-	-	-	4,543
Capital instruments	3,277	599	3,244	-	7,120
Segregated funds net liabilities	-	181,982	162,845	(1,719)	343,108
Shareholders' equity	49,138	16,983	64,444	(81,427)	49,138
Participating policyholders' equity	-	-	(243)	-	(243)
Non-controlling interests	-	-	1,211	-	1,211
Total liabilities and equity	$57,495	$379,364	$506,119	$(133,848)	$809,130

Manulife Financial Corporation – First Quarter 2020

Condensed Consolidated Statement of Income
For the three months ended
March 31, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,202	$8,153	$-	$9,355
Net investment income (loss)	(13)	8,226	(363)	(8)	7,842
Net other revenue	(6)	479	6,812	(4,305)	2,980
Total revenue	(19)	9,907	14,602	(4,313)	20,177
Contract benefits and expenses
Net benefits and claims	-	6,879	11,129	(3,919)	14,089
Commissions, investment and general expenses	7	884	3,380	(361)	3,910
Other expenses	104	61	342	(33)	474
Total contract benefits and expenses	111	7,824	14,851	(4,313)	18,473
Income (loss) before income taxes	(130)	2,083	(249)	-	1,704
Income tax (expense) recovery	35	(384)	(248)	-	(597)
Income (loss) after income taxes	(95)	1,699	(497)	-	1,107
Equity in net income (loss) of unconsolidated subsidiaries	1,391	(66)	1,633	(2,958)	-
Net income (loss)	$1,296	$1,633	$1,136	$(2,958)	$1,107
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$(43)	$-	$(43)
Participating policyholders	-	-	(146)	-	(146)
Shareholders	1,296	1,633	1,325	(2,958)	1,296
	$1,296	$1,633	$1,136	$(2,958)	$1,107
Condensed Consolidated Statement of Income
For the three months ended
March 31, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,183	$7,131	$-	$8,314
Net investment income (loss)	(8)	3,406	9,301	(26)	12,673
Net other revenue	4	767	2,825	(1,034)	2,562
Total revenue	(4)	5,356	19,257	(1,060)	23,549
Contract benefits and expenses
Net benefits and claims	-	4,413	13,097	(663)	16,847
Commissions, investment and general expenses	8	768	3,353	(377)	3,752
Other expenses	100	53	293	(20)	426
Total contract benefits and expenses	108	5,234	16,743	(1,060)	21,025
Income (loss) before income taxes	(112)	122	2,514	-	2,524
Income tax (expense) recovery	29	(2)	(316)	-	(289)
Income (loss) after income taxes	(83)	120	2,198	-	2,235
Equity in net income (loss) of unconsolidated subsidiaries	2,259	238	358	(2,855)	-
Net income (loss)	$2,176	$358	$2,556	$(2,855)	$2,235
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$73	$-	$73
Participating policyholders	-	-	(14)	-	(14)
Shareholders	2,176	358	2,497	(2,855)	2,176
	$2,176	$358	$2,556	$(2,855)	$2,235

Manulife Financial Corporation – First Quarter 2020

Consolidated Statement of Cash Flows
For the three months ended March 31, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,296	$1,633	$1,136	$(2,958)	$1,107
Adjustments:
Equity in net income of unconsolidated subsidiaries	(1,391)	66	(1,633)	2,958	-
Increase (decrease) in insurance contract liabilities	-	(1,107)	9,207	-	8,100
Increase (decrease) in investment contract liabilities	-	12	34	-	46
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	1,960	(1,843)	-	117
Amortization of (premium) discount on invested assets	-	11	17	-	28
Other amortization	1	39	134	-	174
Net realized and unrealized (gains) losses and impairment on assets	(6)	(7,189)	2,891	-	(4,304)
Deferred income tax expense (recovery)	(36)	144	343	-	451
Stock option expense	-	(1)	4	-	3
Cash provided by (used in) operating activities before undernoted items	(136)	(4,432)	10,290	-	5,722
Dividends from unconsolidated subsidiary	-	90	168	(258)	-
Changes in policy related and operating receivables and payables	(31)	8,122	(9,044)	-	(953)
Cash provided by (used in) operating activities	(167)	3,780	1,414	(258)	4,769
Investing activities
Purchases and mortgage advances	-	(8,748)	(18,236)	-	(26,984)
Disposals and repayments	-	8,348	20,277	-	28,625
Changes in investment broker net receivables and payables	-	(351)	662	-	311
Notes receivable from parent	-	-	(1,076)	1,076	-
Notes receivable from subsidiaries	(100)	-	-	100	-
Cash provided by (used in) investing activities	(100)	(751)	1,627	1,176	1,952
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	(163)	-	(163)
Redemption of capital instruments	-	-	(500)	-	(500)
Secured borrowings	-	709	131	-	840
Changes in deposits from Bank clients, net	-	-	(288)	-	(288)
Lease payments	-	(2)	(32)	-	(34)
Shareholders' dividends paid in cash	(583)	-	-	-	(583)
Dividends paid to parent	-	(168)	(90)	258	-
Contributions from (distributions to) non-controlling interests, net	-	-	4	-	4
Common shares repurchased	(253)	-	-	-	(253)
Common shares issued, net	19	-	-	-	19
Notes payable to parent	-	-	100	(100)	-
Notes payable to subsidiaries	1,076	-	-	(1,076)	-
Cash provided by (used in) financing activities	259	539	(838)	(918)	(958)
Cash and short-term securities
Increase (decrease) during the period	(8)	3,568	2,203	-	5,763
Effect of foreign exchange rate changes on cash and short-term securities	3	281	808	-	1,092
Balance, beginning of period	22	2,564	16,962	-	19,548
Balance, end of period	17	6,413	19,973	-	26,403
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	22	3,058	17,220	-	20,300
Net payments in transit, included in other liabilities	-	(494)	(258)	-	(752)
Net cash and short-term securities, beginning of period	22	2,564	16,962	-	19,548
End of period
Gross cash and short-term securities	17	6,856	20,214	-	27,087
Net payments in transit, included in other liabilities	-	(443)	(241)	-	(684)
Net cash and short-term securities, end of period	$17	$6,413	$19,973	$-	$26,403
Supplemental disclosures on cash flow information:
Interest received	$25	$1,010	$1,741	$(91)	$2,685
Interest paid	142	11	232	(91)	294
Income taxes paid (refund)	-	1	215	-	216
Manulife Financial Corporation – First Quarter 2020

Consolidated Statement of Cash Flows
For the three months ended March 31, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,176	$358	$2,556	$(2,855)	$2,235
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,259)	(238)	(358)	2,855	-
Increase (decrease) in insurance contract liabilities	-	3,147	8,260	-	11,407
Increase (decrease) in investment contract liabilities	-	13	30	-	43
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	(357)	771	-	414
Amortization of (premium) discount on invested assets	-	7	23	-	30
Other amortization	1	29	125	-	155
Net realized and unrealized (gains) losses and impairment on assets	(1)	(2,226)	(7,084)	-	(9,311)
Deferred income tax expense (recovery)	(30)	(1)	163	-	132
Stock option expense	-	(1)	4	-	3
Cash provided by (used in) operating activities before undernoted items	(113)	731	4,490	-	5,108
Dividends from unconsolidated subsidiary	-	1	-	(1)	-
Changes in policy related and operating receivables and payables	(84)	(1,568)	455	-	(1,197)
Cash provided by (used in) operating activities	(197)	(836)	4,945	(1)	3,911
Investing activities
Purchases and mortgage advances	-	(5,416)	(14,109)	-	(19,525)
Disposals and repayments	-	5,860	10,065	-	15,925
Changes in investment broker net receivables and payables	-	(2)	132	-	130
Net cash flows from acquisition and disposal of subsidiaries and businesses	-	-	253	-	253
Return of capital from unconsolidated subsidiaries	-	67	-	(67)	-
Notes receivable from parent	-	-	(815)	815	-
Notes receivable from subsidiaries	(81)	-	-	81	-
Cash provided by (used in) investing activities	(81)	509	(4,474)	829	(3,217)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	203	-	203
Redemption of capital instruments	-	-	(500)	-	(500)
Changes in deposits from Bank clients, net	-	-	308	-	308
Lease payments	-	(2)	(25)	-	(27)
Shareholders' dividends paid in cash	(339)	-	-	-	(339)
Dividends paid to parent	-	-	(1)	1	-
Common shares repurchased	(206)	-	-	-	(206)
Common shares issued, net	14	-	-	-	14
Return of capital to parent	-	-	(67)	67	-
Notes payable to parent	-	-	81	(81)	-
Notes payable to subsidiaries	815	-	-	(815)	-
Cash provided by (used in) financing activities	284	(2)	(1)	(828)	(547)
Cash and short-term securities
Increase (decrease) during the period	6	(329)	470	-	147
Effect of foreign exchange rate changes on cash and short-term securities	-	(54)	(152)	-	(206)
Balance, beginning of period	21	2,317	13,044	-	15,382
Balance, end of period	27	1,934	13,362	-	15,323
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	2,783	13,411	-	16,215
Net payments in transit, included in other liabilities	-	(466)	(367)	-	(833)
Net cash and short-term securities, beginning of period	21	2,317	13,044	-	15,382
End of period
Gross cash and short-term securities	27	2,345	13,725	-	16,097
Net payments in transit, included in other liabilities	-	(411)	(363)	-	(774)
Net cash and short-term securities, end of period	$27	$1,934	$13,362	$-	$15,323
Supplemental disclosures on cash flow information:
Interest received	$28	$1,100	$1,724	$(91)	$2,761
Interest paid	143	17	190	(91)	259
Income taxes paid (refund)	-	(1)	303	-	302

Manulife Financial Corporation – First Quarter 2020

Note 16	Comparatives

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Manulife Financial Corporation – First Quarter 2020

SHAREHOLDER INFORMATION

 MANULIFE FINANCIAL CORPORATION
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Online: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 E-mail: InvestRel@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries, please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS
 Canada
 AST Trust Company (Canada)
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com/ca-en
 AST Trust Company (Canada) offices are also
 located in Toronto, Vancouver and Calgary.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY
 United States  11219
 Toll Free: 1 800 249-7702
 Collect: 416 682-3864
 E-mail: manulifeinquiries@astfinancial.com
 Online: www.astfinancial.com

 Hong Kong
 Tricor Investor Services Limited
 Level 54, Hopewell Centre
 183 Queen's Road East
 Wan Chai, Hong Kong
 Telephone: 852 2980-1333
 Email: is-enquiries@hk.tricorglobal.com
 Online: www.tricorglobal.com/services/investor-services

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Metro Manila, Philippines
 Telephone: 632 5318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are
 available online at www.manulife.com

· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholders Reports
· Public Accountability Statement
· Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2020, Manulife had total capital of C$63.2 billion, including C$55.2 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency S&P Global Ratings	Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services Inc.	A1	(5th of 21 ratings)
Fitch Ratings Inc.	AA-	(4th of 21 ratings)
DBRS Limited	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices, including the average daily trading volume for Manulife Financial Corporation’s common stock on the Canadian exchanges, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at March 31, 2020, there were 1,940 million common shares outstanding.
January 1 – March 31, 2020	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$27.79	$21.23	$164.80	P 880
Low	$12.58	$8.62	$103.60	P 600
Close	$17.67	$12.54	$107.40	P 718
Average Daily Volume (000)	13,856	3,050	43	0.10

Manulife Financial Corporation – First Quarter 2020

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Electronic documents available from Manulife

Manulife is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife documents available electronically are:
· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholder Reports
· Public Accountability Statement
· Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our Web site at www.manulife.com

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Manulife Financial Corporation – First Quarter 2020